9/28

05011527

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSK Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 2 0 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 781

FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/28/05

CSK

AR/S
3-31-05

Annual Report 2005

CSK CORPORATION

Contents



The IT services industry is currently in a period of transition. After many years as a high-growth industry it is now reaching maturity, driven by factors such as changes in the way customers approach investment in IT, intensifying competition between industry participants, and the increasing complexity and sophistication of IT systems. Developing further growth will therefore require the creation of new business areas and business models that are quite different from those demanded during the growth and expansion of the industry to date.



Business Process Outsourcing

Call center operations such as technical support and other back-office services



IT Outsourcing

Systems integration, systems management, IT outsourcing, and other IT services.



Investment and asset management, securities business, pre-paid cards and other financial services

CSK CORPORATION

Shift to Holding Company Structure through Company Separation

Tokyo, 17th May, 2005—At a meeting today the board of directors of CSK CORPORATION ("CSK") agreed details regarding a shift to a holding company structure using the company separation method. The matter will now be proposed for approval at the annual general meeting of shareholders.

1. Aim of shifting to holding company structure

(1) Background

The IT services industry, which for many years was a high-growth industry, is now in transition to relative market maturity. Developing further growth will therefore require the creation of business areas and business models that are quite different from those demanded during the growth and expansion of the industry to date.

Factors contributing to this leveling off of growth include the increasingly sophisticated requirements of customers, an intense demand for clarity with regard to Total Cost of Ownership (TCO: total costs over a system's lifetime, including maintenance and operating costs), and intense competition and duplication of capabilities within the information services industry.

Meanwhile, new business opportunities have been emerging for IT as infrastructure, supported by factors such as the increasingly indispensable role of IT in economic society, the blurring of industry and business boundaries through deregulation, integration of different industries, and the proliferation of outsourcing as industries seek to concentrate management resources in their core business areas.

(2) Aim

By shifting to a holding company structure in the context of the business environment outlined above, CSK intends to create new sources of revenue through the optimal allocation of management resources, develop strategic operations as a service provider, and improve management transparency. In these ways CSK Group will endeavor to increase enterprise value and shareholder value, fulfilling its social responsibility as a corporation at the same time as contributing to the development of society overall.

① Creating new sources of revenue through the optimal allocation of resources

By shifting to a holding company structure CSK is pursuing further specialization and creativity by Group companies in each of its business areas. CSK aims to create a business system that is more flexible, more objectively measurable, and more independent. Under this new structure CSK will seek to continuously reallocate resources in a timely manner, to establish a stable business foundation, and to accurately recognize changes in the operating environment and in market needs—and in doing so, to generate new sources of earnings.

② Developing strategic operations as service provider

CSK intends to move quickly and decisively to strengthen its operational base and invest management resources in the strategic areas of finance, communication, and healthcare. CSK's approach will be from the point of view of a service provider in pursuit of higher convenience in a society that is increasingly founded on IT.

③ Improving management transparency

CSK Group has been actively engaged in measures to strengthen corporate governance, and with the shift to a holding company structure the Group is taking the opportunity to construct an even more robust Group governance system. CSK is now implementing concerted and concentrated measures across the Group to ensure that a structure is put in place that minimizes external risks and prevents company management-related and other such problems from developing, creating a higher level of management transparency.

2. Outline of company separation

(1) Schedule

17th May, 2005	Meeting of CSK board of directors to approve and sign separation contract
28th June, 2005 (planned)	Annual general meeting to approve separation contract
1st October, 2005 (planned)	Date of separation

(2) Separation method

The method to be used is a company separation and absorption, with CSK as the separating company and CSK's wholly owned subsidiary CSK Systems Preparatory Corporation as the succeeding company.

The separating company method is being used because it allows CSK Systems Preparatory Corporation to prepare for the transfer of licenses and permits and smoothly begin operations from the day of separation, and because compared to the operational transfer method it allows an efficient and smooth transfer to a new operating structure.

(3) Allocation of shares

CSK Systems Preparatory Corporation, the succeeding company, will issue 198,000 ordinary shares to CSK.

(4) Amount of capital decrease, etc. arising from separation; cancellation of shares; separation payments

None of these items are applicable.

(5) Rights and obligations of succeeding company

The succeeding company will assume CSK's assets and liabilities relating to its operations, as well as various types of contracts, etc. However, specific items as outlined in the separation contract will be excluded.

Liabilities will be assumed using the concurrent liability adoption method.

(6) Outlook for fulfillment of debt obligations

Sufficient financial resources will continue to be held after the company separation, and no material difficulty is envisioned for either CSK or the succeeding company to meet debt obligations falling after the date of separation.

(7) New executives of succeeding company

Directors: Shozo Hirose

Auditors: Sadayuki Nomura, Masayuki Ishihara, Akihiko Harima

3. Overview of companies involved in separation (as of 17th May, 2005)

	Separating Company	**Succeeding Company**
(1) Company name	CSK Corporation (*3)	CSK Systems Preparatory Corporation (*4)
(2) Main business	Systems integration services; systems development and consulting, network systems development, applications development/ component technology and tool development; outsourcing services; systems-related hardware sales; training services; user support services, etc.	(As on left)
(3) Established	October 1968	May 2005
(4) Head Office	2-26-1 Minami Aoyama, Minato-ku, Tokyo	(As on left)
(5) Representative	Chairman & Chief Executive Officer: Yoshito Fukuyama	Chairman & Chief Executive Officer: Yoshito Fukuyama (*5)
(6) Paid-in capital	¥69,490 million (*6)	¥100 million
(7) Shares outstanding	76,733,284(*6)	2,000
(8) Shareholders' capital	¥149,455 million (*6)	¥100 million
(9) Total assets	¥269,780 million (*6)	¥100 million
(10) Fiscal year end	31st March	31st March
(11) Number of employees	4,402 (*6,7)	0
(12) Key clients	Nissay Information Technology Co., Ltd. (others)	–
(13) Principal shareholders and percentage held	Japan Trustee Services Bank, Ltd. (trust account) 11.18% The Master Trust Bank of Japan, Ltd. (account in trust) 8.13% OE Corporation 4.63% (*6)	CSK Corporation 100.00%
(14) Main banks	The Sumitomo Trust & Banking Co., Ltd.	–
(15) Company relationship	The succeeding company is a wholly owned subsidiary of CSK Corporation. Some CSK Corporation directors and executive officers will serve in both companies.	

(*3) The name of this company is scheduled to change to CSK Holdings Corporation on 1st October, 2005.

(*4) The name of this company is scheduled to change to CSK Systems Corporation on 1st October, 2005.

(*5) Shozo Hirose is scheduled to become President on 1st October, 2005.

(*6) As of 31st March, 2005.

(*7) The number of employees does not include: 736 employees who are working for subsidiaries, and 15 temporary staff

4. Details of business operations to be separated

(1) Businesses

All operations of CSK Corporation will be separated.

(2) Results of past three financial years

1. CSK Corporation (Unit: yen, million)

	Non-consolidated			Consolidated		
FY ended:	31st March, 2003	31st March, 2004	31st March, 2005	31st March, 2003	31st March, 2004	31st March, 2005
Net sales	129,346	146,420	138,365	357,505	378,472	319,993
Operating income	10,205	7,892	7,400	22,092	28,290	24,046
Ordinary income	7,091	10,063	11,532	16,361	30,565	27,626
Net income (loss) (¥)	(47,757)	18,527	33,469	10,781	21,424	33,343
Net income (loss) per share (¥)	(649.69)	243.03	440.33	148.25	283.85	437.31
Dividend per share (¥)	12	15	17	—	—	—
Shareholders' equity per share (¥)	1,281.46	1,614.44	1,980.89	1,237.10	1,702.47	2,072.02

(3) Results relating to succeeding operations (Unit: yen, million)

FY ended:	31st March, 2003	31st March, 2004	31st March, 2005
Net sales	129,346	146,420	138,365
Operating income	10,205	7,892	7,400

The succeeding company, CSK Systems Preparatory Corporation, was established on 6th May, 2005 for the purposes of continuing the operations of CSK after the transfer. As of the date of this announcement no business activities have been undertaken by this company, so no business results are recorded.

(3) Amount of assets/ liabilities being transferred (as of March 31, 2005)

(Unit: yen, billion)

Assets		Liabilities	
Item	Book value	Item	Book value
Current assets	42.5	Current Liabilities	19.6
Fixed assets	8.6	Long-term Liabilities	0
Total assets	51.1	Total liabilities	19.6

The above figures will be confirmed depending on increases/decreases and additions/ deletions up to the date of separation.

5. Situation following separation

(1) CSK Corporation following separation

(1) Company name	CSK Holdings Corporation
(2) Main business	Holding company
(3) Established	October 1968
(4) Head Office	2-26-1 Minami Aoyama, Minato-ku, Tokyo
(5) Representative	Representative Director Yoshito Fukuyama
(6) Paid-in capital	Paid-in capital will not increase due to the transfer
(7) Total assets	The amount of liabilities assumed by the succeeding company will decrease.
(8) Fiscal year end	31st March

(2) Executives of succeeding company (Scheduled for October 1, 2005)

Representative Director & President	Shozo Hirose	Currently CSK Corporation Executive Vice President
Director	Yoshito Fukuyama	Currently CSK Corporation Chairman & Chief Executive Officer (CEO)
Director	Teiichi Aruga	Currently CSK Corporation Representative Director
Director	Takahiro Suzuki	Currently CSK Corporation Representative Director & Chief Financial Officer (CFO)
Statutory Auditor	Sadayuki Nomura	Currently CSI Solutions Corporation Representative Director & President
Auditor	Masayuki Ishihara	Currently CSK Corporation Statutory Auditor
Auditor	Akihiko Harima	Currently CSK Corporation Auditor

(3) Forecasts following separation

The shift of CSK Corporation to a holding company structure is expected to have only a minor effect on group consolidated results, as the transfer is taking place within the Group.

On a non-consolidated basis, when CSK becomes a holding company it is expected that the Company will receive dividend revenues from Group companies, along with revenues for Group management services. This revenue is expected to cover the holding company's operational expenses and provide resources for dividends to shareholders.



CSK was founded in 1968, and has focused on working closely with customers to provide the detailed, high quality services and systems they need for their business strategies to succeed.

The CSK Group includes a range of highly specialized companies that together offer comprehensive capabilities in BPO (Business Process Outsourcing) and ITO (IT Outsourcing).

Through the creation of additional services that meet customers' needs in new areas the Group aims to pursue growth as a *comprehensive service provider.*

Mission Statement

Provision of service is our ultimate corporate mission

Management Philosophy

- To be sensitive to changes and respond flexibly to them
- To fulfill our social mission
- To connect our corporate objectives with those of individual employees

Service Ethos

- To provide customers with technologies that will always satisfy them
- To offer advanced and specialized technologies
- To work accurately, speedily and efficiently
- To always keep customers' benefits in mind and provide them with appropriate advice

Financial Highlights

CSK CORPORATION and Consolidated Subsidiaries
For the years ended 31st March, 2001, 2002, 2003, 2004 and 2005

	Millions of Yen (except per share amounts)					Thousands of U.S. Dollars (Note 2) (except per share amounts)
	2001	2002	2003	2004	**2005**	**2005**
For the year:						
Sales and operating revenue	¥ 418,601	¥ 423,704	¥ 357,505	¥ 378,473	**¥ 319,993**	**$2,979,734**
Operating income	9,314	15,394	22,093	28,290	**24,046**	**223,915**
Income (loss) before income taxes	(16,775)	(80)	1,170	38,723	**64,200**	**597,824**
Net income (loss)	(21,354)	14,220	10,782	21,424	**33,343**	**310,488**
At year-end:						
Total assets	382,523	338,978	345,167	375,991	**455,637**	**4,242,829**
Total shareholders' equity	85,099	94,799	87,872	128,686	**156,485**	**1,457,166**
Interest-bearing debt	151,799	107,386	112,394	103,349	**86,722**	**807,545**
Working capital	(38,921)	10,888	(7,280)	87,933	**134,688**	**1,254,199**
	Yen					U.S. Dollars
Per share (Notes 1 and 2):						
Net income (loss)	¥ (287.04)	¥ 190.37	¥ 148.25	¥ 283.85	**¥ 437.31**	**$ 4.07**
Diluted earnings	—	—	144.03	273.91	**412.04**	**3.84**
Cash dividends	12.00	12.00	12.00	15.00	**17.00**	**0.16**
Total shareholders' equity	1,139.26	1,269.12	1,237.10	1,702.47	**2,072.02**	**19.29**
Total outstanding shares	74,700,164	74,700,164	74,703,064	76,538,663	**76,733,284**	—

Notes: 1. Per share amounts are in exact yen.
2. U.S.dollar amounts are translated from yen, for convenience only, at the rate of ¥107.39=U.S.$1.


Sales and operating revenue
(¥ Billions)
500
400
300
200
100
0
418.6
423.7
357.5
378.5
320.0
01
02
03
04
05


Operating income
(¥ Billions)
30
20
10
0
9.3
15.4
22.1
28.3
24.0
01
02
03
04
05


Net income (loss)
(¥ Billions)
40
30
20
10
0
−10
−20
−30
(21.4)
14.2
10.8
21.4
33.3
01
02
03
04
05

Message from the CEO



The IT services industry is currently in a period of transition. After many years as a high-growth industry it is now reaching maturity, driven by factors such as changes in the way customers approach investment in IT, intensifying competition between industry participants, and the increasing complexity and sophistication of IT systems. Developing further growth will therefore require the creation of new business areas and business models that are quite different from those demanded during the growth and expansion of the industry to date.

Taking this tough environment into account, we have in recent years been strengthening our BPO operations and expanding the scope of our business.

In an age in which IT has become a core element of social infrastructure, new types of demand for IT are emerging as conglomerates are formed that span multiple industries and businesses, and the unbundling of operations and functions progresses.

Based on our awareness and understanding of these business trends, we want to develop CSK Group operations in a way that enables us, as a comprehensive service provider, to contribute not only to the efficiency of individual companies, but also to the efficiency of entire industry segments and society in general.

On October 1, 2005 CSK Group will shift to a holding company structure, continuing our pursuit of clear industry leadership. The three aims of this reform are to construct a new Group management structure, to operate the Group as a comprehensive service provider, and to differentiate our operations through strategic investment.

Under the new structure we plan to deliver a more flexible management approach. We aim to accelerate the evolution of our business operations, stimulate new ways of thinking in our employees, and move toward a new stage of growth.

We look forward to your continued support and interest.

福山義人

Yoshito Fukuyama
Chairman and Chief Executive Officer

July 2005



—What were the key elements of CSK's results in the fiscal year ended March 2005?

In the fiscal year to March 2005, CSK Group's sales and operating revenue decreased 15.5% year on year to ¥319,993 million. Operating income decreased 15.0% to ¥24,046 million, ordinary income decreased 9.6% to ¥27,626 million, while net income increased 55.6% to ¥33,343 million. The declines in sales and operating revenue and operating income were caused by the removal from consolidation of Bellsystem24 Inc. and NextCom K.K., which had been subsidiaries in the previous fiscal period. Looking at our results excluding these two companies, we actually achieved an increase in net sales and operating income.

The scale of the decrease in ordinary income was smaller than that of operating income, due to factors such as profit recorded on investment securities sold after a review of our assets, and an improvement in financial income and outgoings. The rise in net income was largely attributable to the divestiture of equity in Bellsystem24 Inc. and Vodafone K.K., along with ¥58,655 million realized through the sale of investment securities.

—What kind of business environment does the IT services industry face?

Since CSK was established in 1968 it has progressed in line with the development of the IT services industry. We believe that this industry, now nearly 40 years old, is shifting away from sustained high growth and reaching relative maturity. This long period of substantial investment in IT means that most corporations have already developed core IT systems, and the rapid pace of technical progress has also slowed somewhat. The upshot of this is that the focus of our industry is now shifting to making the most effective use of IT, rather than introducing new technology.

Accompanying the maturation of the industry, a decrease in the profitability of traditional IT services has become more apparent. There are several reasons for this, including a change in how customers consider IT investment, increased price competition due to the commoditization of IT, and pressure from customers for sophisticated services that can be provided at a low price in a short time frame. These issues of course apply to the entire sector, not just CSK, and are inevitable as an industry moves from establishment to maturity. We believe we are reaching a time when the fundamental shape of the IT services industry will change considerably.

—Amidst such an environment, what direction is CSK aiming for?

Our policies are designed to create a clear competitive advantage for CSK even as the industry matures. We want to deliver a clearly superior level of added value, rather than solely aiming for high top line sales. In other words, we aim to be an operation with high profitability. The operating profit ratio for the fiscal year ending March 2005 was 7.5%, a ratio that cannot be said to be overwhelmingly superior. A company that has a profit ratio over 10% can be said to be a company with high added value.

In October 2005 CSK will switch to a holding company structure to establish a management framework appropriate to maintaining our competitive superiority. This will be the largest change to the company's management system since its establishment, and is being undertaken with the following three aims:

1. ***Establish a new group management structure***
2. ***Become a comprehensive 'service provider'***
3. ***Allow strategic investment to establish differentiation***

The first aim encompasses two main goals: maximizing shareholder value through unified management, and realizing a highly transparent group management. As both a public organization and a listed company that is supported by a large number of shareholders, these goals are of paramount importance.

The three main roles of the holding company will be to decide on the strategic scope of our business, optimize the allocation of management resources, and enhance communication. Under the framework of a holding company, affiliated companies in each business will aim to broaden their business areas. However, in the context of selection and concentration there may be cases where it is necessary to restructure or withdraw from certain business or inject additional resources. It is the holding company structure that will enable us to make these decisions to best advantage, and we therefore see a need to enhance communication within the Group in order to facilitate implementation.

—What do you mean by the term comprehensive 'service provider'?

Until now, the classic service provided by an IT service company has been to create a system that clients want and to provide documents and programs as deliverables - in other words, a 'system maker'. However what the customers want is not programs and documents, but the increased productivity and efficiency that can be obtained through the use of the system. A real 'service provider' is a company that can offer those results.

For example, following a reorganization of our securities business, in April 2005 we started CSK Securities Services offering ASP services to securities companies. CSK Securities Services is developing its business not to target each securities company but to target the overall securities industry and financial institutions related to the securities businesses. We hope that by using CSK Securities Services systems for handling documents relating to securities trading and for sharing market information (share prices, breaking news) that is necessary for making investment decisions, customers will specialize their individual systems to their specific strategic areas. We have an automatic dividend receipt system that we are expecting to be used widely as an industry standard system. We will promote the use of systems like this that provide benefits through being shared, so that our product essentially becomes the performance that using this system can deliver.

—How active can we expect you to be in terms of strategic investment to differentiate CSK's services?

We intend to invest significantly in areas that will allow us to fully apply our strengths. Our priority strategic business areas are finance, communication and healthcare. Each of these is a large market, and each has high potential for further integration of information technology. Furthermore, they are all areas of new social infrastructure that can be networked and expanded, and they are industries where



information itself increases the value of a business. We are pursuing specific opportunities in each of these sectors.

In the financial services area, we see new business opportunities related to securities intermediation, which was deregulated in January 2004. Securities intermediation involves an ordinary business or individual (such as an accountant, tax accountant or financial planner) acting as an intermediary (broker) in stock transactions, and as of December 2004 this became deregulated for banks and credit associations. In such an environment we believe that the number of brokers will greatly increase and large numbers of companies dealing exclusively in securities will appear. For such companies CSK Securities Services will offer a system from an independent standpoint that can form the backbone of their operations and allow a swift start up without large investments. This is not limited to the securities business, as the deregulation of the financial sector is stimulating the entry of new businesses to the sector, and it is too difficult for each of these companies to establish proprietary systems. We believe that this area will turn out to provide major business opportunities.

—The healthcare market is relatively undeveloped in terms of IT. What kind of opportunities do you see?

In the healthcare sector, the digitalization of medical institutions is lagging very far behind. Limited aspects, such as those linked to payments and receipts, are undergoing a certain degree of digitalization, but I would have to say that the introduction of IT into areas directly linked to treatment—such as electronic charting and internal distribution—is still in its infancy. As well as providing patients with a sense of security, the electronic analysis of various data relating to medical practices will make a palpable contribution to the running of hospitals. In this area, we are working with a medical institution to create a new type of hospital system. This system is being developed from the viewpoint of managing the entire supply chain of a medical institution. We take pride in the fact that this will be completely different to any previous hospital system. As the aging of society progresses, the market for hospitals and broader healthcare services is growing, and we intend to participate fully in the creation of the infrastructure of this new society.

Concentrated investments totaling ¥130.0 billion are planned


Finance
Communications
Healthcare
Securities related Services, Card Service, etc.
Call Centers, Mail Order, etc.
Medical Related Services, Bio-ventures, etc.
New services
New services
New services

CSK intends to invest ¥130.0 billion into the three sectors of finance, communications and healthcare. This is not just an empty plan: we are currently engaged in negotiations on a variety of projects. The establishment of CSK Securities Services and our 2004 equity participation in Cosmo Securities is greatly contributing to our knowledge of the aforementioned businesses. We are anticipating forming similar alliances within the scope of our investment plans.

—CSR (Corporate Social Responsibility) has become a major topic for management teams everywhere. What is CSK's approach to CSR?

Different people interpret CSR in different ways. As far as CSK is concerned, CSR means complying the law, carrying out business conducive to the development of society, and increasing profits in an appropriate fashion. Above all, we want to be viewed as a corporation that is carrying out sound business. In addition, CSK is involved in a range of activities for the betterment of society, such as work experience programs for children who will take the lead in the future of the information society, managing model companies that employ people with disabilities, and administering funds to support IT development activities.



—Finally, do you have a message for your shareholders?

Building on the momentum being created by the move to a holding company structure, we are targeting consolidated net sales of ¥600.0 billion for the fiscal year ending March 2010, with consolidated operating income of ¥60.0 billion and operating profit ratio of 10%. We will obviously devote our energies to achieving these longer-term targets, but at the same time we want to be recognized as a company that is constantly producing growth. In order to achieve this we will revise our current framework, always looking to enter new areas and invest as necessary. As part of this process, the current distinction between BPO and ITO services will probably become less relevant, and CSK's operations may no longer fall entirely within the framework of the IT services industry. If that happens as a result of us responding appropriately to changes in the market and society, then I hope we are viewed positively for our approach.

I hope that shareholders and investors continue to see CSK as having much more potential for growth. We are committed to providing returns to shareholders, and have recently established a new policy in this respect that sets a target payout ratio based on our consolidated financial position. I very much appreciate your interest in CSK, and look forward to your continued support.

Develop new strategic business areas
⇒Acquiring expertise through M&A and alliances

Create new services in strategic business areas
⇒Commercialization by applying acquired expertise and IT


After five years:
Consolidated net sales: ¥600.0 billion
Consolidated operating income: ¥60.0 billion
2005
2010
New services
Existing services

Corporate Timeline

Annual net sales of the information services industry (Source: The Ministry of Economy, Trade and Industry / Investigation of the Status of the Specific Services Industry, December 2004)



(¥ Trillion)
15
10
5
0
October 1968
Establishment of Computer Services Corporation (presently known as CSK CORPORATION) in Yodoyabashi, Osaka City, offering systems integration services and computer room administration services (FM services).
~1994
IT service business
Strategic investment into new technology areas such as databases and networks
~1999
Broadening of operating domain to include B to C business
~2003
Concentration of management resources into B to B business arena
~2005
Business realignment to create *lifetime full support*
'88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99
'04 '05 '06 '07 '08 '09 '10

1980s

1980 September
Registered on the over-the-counter market (opening price of 2,800 yen)

1982 June
Listed on second section of the Tokyo Stock Exchange

1984 September
Established UNITED NET Corp. (VAN) (presently known as CSK Network Systems Corporation)

1985 March
Shifted to first section of the Tokyo Stock Exchange

1985 September
Established Japan Information Engineering Co., Ltd. (presently known as JIEC Co., Ltd.) as a joint venture with IBM Japan, Ltd.

1987 December
Established the Japan Card Center (presently known as Quo Card Co., Ltd.) to pursue pre-paid card business

1990s

1991 May
Established Management and Capital Co., Ltd (presently CSK VENTURE CAPITAL CO., LTD.) to nurture and support business ventures

1993 October
Became part of the Nikkei Stock Index 300 (Nikkei 300)

1996 September
Acquired certification under ISO 9001, an international standard for quality assurance, in the field of software development

1998 February
Established Japan Future Information Technology & Systems Co., Ltd., offering competitive solutions to financial institutions

1998 March
Acquired ISO 9001 certification in the field of systems integration

1998 April
Established the CSK Call Center Okinawa Co., Ltd. (presently known as CSK Communications Corporation), based in Okinawa Prefecture

2000s

2001 July
Established VeriServe Corporation, offering verification service

2002 October
Became part of the Nikkei Stock Average 225 (Nikkei 225)

2003 June
Reformed the Board of Directors and introduced an executive officer system as part of management reforms

2004 February
Established CSK SYSTEM MANAGEMENT CORPORATION and CSK BUSINESS SERVICE CORPORATION

2004 April
Acquired Cosmo Securities Co., Ltd. by tender offer

2004 September
Established CSK MARKETING CORPORATION, offering contact center operation

2005 April
Established CSK Securities Service Co., Ltd., offering ASP/BPO services to the securities industry

2005 October
Adoption of holding company structure and change of CSK CORPORATION's name to CSK HOLDINGS CORPORATION

Shifting to a holding company structure in pursuit of further growth

The shift to a holding company structure is one of the management reforms we are undertaking in our efforts to secure clear market leadership. Under the new structure we aim to increase management flexibility, accelerate our entry into new business areas, and create a strong feeling of reform among our people.

As well as identifying Group strategy, the role of the holding company will be to oversee and appraise business execution at CSK's operating companies, with the aim of maximizing the overall value of the Group and maximizing value for shareholders. The operating companies, meanwhile, will be tasked with building strong businesses that reflect their respective characteristics, so as to increase their specialization and creativity.

Shifting to a holding company structure will separate the functions of oversight and execution, and put in place a management structure that promises fair disclosure to all stakeholders. We intend to ensure a high level of management transparency.

The three functions of the holding company will be as follows.

Decide strategic scope of business

The holding company will decide which business areas in which to operate, and how to pursue growth. As well as defining Group strategic direction, the holding company will define the business scope of each Group company and allocate operational responsibilities.

As the market changes, situations may arise which are potentially advantageous for a particular business but not necessarily for the Group overall. An additional role of the holding company, therefore, will be to align the operations of each Group company to avoid such conflicts.

Optimize allocation of management resources

The people in our organization are key resources with which to grow and differentiate our Group, and as a service provider we believe that fostering and allocating these resources is an important aspect of management for CSK Group. In order to become a Group that operates as a comprehensive 'service provider' we will aim to dynamically allocate resources into new strategic areas, and ensure efficient use of capital.

Enhance communication

We intend to enhance communication within the Group, enabling the kind of close alliance between operating companies that will allow us to delivery the best possible services to our customers. Strong and effective communication implies organic links between companies, organizations and people, and we believe that consciously seeking to create this kind of communication environment can help create new value for the entire Group.



CSK HOLDINGS CORPORATION*1
Decide strategic scope of business
Optimize allocation of management resources
Enhance communication
CSK SYSTEMS *2 CORPORATION
CSK GROUP COMPANIES

*1 CSK HOLDINGS CORPORATION: On October 1, 2005 CSK CORPORATION will become CSK HOLDINGS CORPORATION, a holding company created with the aim of maximizing the corporate value of the entire group. It will continue to be listed.

*2 CSK SYSTEMS CORPORATION: This company will succeed to all operations previously managed by CSK CORPORATION. (other than planning and administration related to the Group)

Toward a new stage of growth


NEW sourcing services (providing functions)
IT sourcing* services
Use existing IT expertise to operate as a comprehensive *service provider*
Services for newly emerging social infrastructure
IT services provider
— ITO
— BPO
ITO and BPO services for individual corporations
Business catalyst
— Market access through existing businesses
— Acquisition of expertise
Businesses that act as entry points into new areas

* Sourcing: Providing certain functions within a process

CSK Group strategic business domain

CSK Group contains companies engaged in a wide range of BPO services, including technical and back office support, centered on IT services companies. The most compelling aspect of CSK Group's businesses is that we can offer customers a full lineup of services through the integration of our ITO and BPO operations. This enables us to propose and implement services to optimize customers' entire systems, providing an incentive for companies to entrust CSK with comprehensive mandates for everything from systems integration and management through to business process outsourcing.

The information services industry in Japan is reaching a turning point. Former strategic approaches to the provision of IT services are rapidly losing value, and overall growth in the industry appears to be slowing. At the same time, price competition is intensifying as more new entrants join the industry. As customers focus more closely on the returns they can expect from investment in IT and the total cost of ownership over a given system's lifetime, it is becoming harder for IT companies to maintain profitability at former levels. The IT services industry, it is fair to say, is shifting from growth to maturity.

At the same time, information technology is becoming part of the social infrastructure. The internet has greatly reduced the cost of distributing information at the same time as increasing its availability, and IT has become an integral part of many areas of business and society. Moreover, as society moves rapidly toward becoming highly networked, we can expect completely new forms of IT-based social infrastructure to emerge. This is likely to stimulate the development of new industries providing services for this infrastructure. At CSK Group we have identified strategic business areas in areas that we believe have strong potential for growth. By making the best possible use of our existing expertise in IT services, we aim to shift from being an 'IT services business' to become a comprehensive *service provider* in a broader sense.


NEW sourcing services (providing functions)
IT sourcing services
Finance Communications Healthcare
Services for newly emerging social infrastructure
Expansion and diversification
ITO/BPO
Current position
ITO and BPO services for individual corporations
Finance
Communi-cations
Healthcare
Businesses that act as entry points into new areas

Future strategic direction

In the IT services area, we intend to expand the scale of our operations by extending our service offerings to improve the efficiency not only of individual companies, but also of entire industries.

In BPO operations, we plan to build on our accumulated expertise and actively seek to develop new business opportunities as a service provider. To achieve this we need to form alliances and cooperative agreements with businesses operating directly in our target markets, and we anticipate that in certain circumstances we may need to acquire companies for the Group. While making use of the expertise made available through these alliances and acquisitions, we intend to establish our business as a service provider and develop services that can contribute to the creation of infrastructure for entire industries.

To develop our Group as a service provider we intend to make concentrated investments totaling ¥130 billion in finance, communication, and healthcare—areas we have positioned as strategic priorities. Each of these is a large market, and each has high potential for further integration of information technology. Furthermore, they are all areas of new social infrastructure that can be networked and expanded, and they are industries where information itself increases the value of a business. For these reasons we believe there is a very high potential in these strategic areas to make use of our IT strengths.

In finance we are currently considering investments in securities and card services; in communication we are investigating opportunities in call centers and mail order sales; and in healthcare we are looking at medical-related services and bio ventures. By taking advantage of the Group's IT strengths in developing these opportunities, we aim to add real impetus to our drive to become a comprehensive service provider.

Corporate Governance

In June 2003, we reformed our management structure as part of our efforts to strengthen and promote our corporate governance structure throughout the Group. The key element of this reform was to introduce an executive officer system with responsibility for operational execution while retaining the functions of decision making and oversight within the board of directors. As a result we have clarified authorities and responsibilities and strengthened our governance structure. Furthermore, in April 2004 we established a group management committee to strengthen Group management.
The CSK Group is promoting healthy and efficient Group management.

Reform of the board of directors
(1) Separated the functions of decision making, oversight and implementation
(2) Streamlined the board of directors
(3) Reduced the term of appointment of each director
(4) Established a Group management and supervision system
(5) Increased numbers of external directors

Introduction of executive officer system
(1) 'Delegated authority' contracts
(2) Official executive officer positions
(3) Appointment and discharge of executive officers
(4) Duties and responsibilities
(5) Executive officer remuneration system
(6) Executive officer regulations

Strengthened audit system
The number of statutory auditors was increased to two, of which one is an external director.
Both group and company auditing systems were strengthened.

Revised the retirement benefits for directors system (effective abolishment)
At an annual shareholders' meeting held on June 26, 2003 it was decided to revise the retirement benefits for directors system, with the result that such benefits were effectively abolished.

Established group management committee
In order to strengthen Group management, we have established a group management committee comprising of the full-time directors and the heads of each core Group company (in principle, the representative director).
As the deliberative and decision-making body concerning Group management, the group management committee will (1) deliberate on Group management policies and business strategies, (2) Deliberate and make decisions on other important Group matters, (3) exchange opinions with and share information between Group companies.

CSK Group Business Conduct Guideline

In order to reinforce participation in corporate social responsibility (CSR) throughout the Group, from April 2004 we instituted the CSK Group Business Conduct Guideline and the CSK Group Board Member and Employee Behavior Standards. We are taking steps to build understanding of our compliance and CSR policy throughout our organization, as part of which we have distributed key-point carry cards to all board members and employees.

<Legal Compliance>
CSK Group will comply with laws and international rules, and act with common social decency.

<Sound Corporate Activities>
CSK Group will promote fair and free competition, and maintain sound and fair corporate relationships with governmental and administrative offices, clients and vendors.

Directors


Chairman of Board of Directors
Masahiro Aozono


Chairman and CEO
Yoshito Fukuyama*1


Director
Teiichi Aruga*1


Director and CFO
Takahiro Suzuki*1


Director
Yoshinobu Hayashi


Director
Makoto Sakagawa


Director
Keiji Azuma


Director
Tomoharu Inoue


Director
Takayasu Okushima*2


Director
Eric Brynjolfsson*2

<Contribution to Society and Environmental Conservation>
CSK Group will act properly, contribute to society, and work actively on protection of the environment, bearing its role and responsibility as a member of society, as the industry develops.
<Basic Rules for Dealing with Customers>
CSK Group will contribute to raising customers' productivity, and provide safe and high quality services, making the best use of IT.
<Information Disclosure>
CSK Group will disclose information to its shareholders, investors, clients and vendors in a timely, legal and proper manner, by appropriate and fair means.
<Strict Control Over Confidential Information and Protection of Personal Information >
In order to protect the information assets of clients and CSK Group, the company will make the utmost effort to control confidential information and protect personal records.
<Intellectual Property Management>
CSK acknowledges the value and importance of, and will make every effort to protect, all intellectual properties (patents, copyrights, utility model rights, design rights, trademarks, know-how, etc.) created by the Group, and CSK respects the intellectual property of other companies and individuals.
<Working Environment and Safety>
CSK Group will make every effort to create a working environment that allows board members and employees to fully realize their capabilities, and to construct and maintain an appropriate crisis management system to deal with natural disasters and other such occurrences.
<Exchange of Gifts and Entertainment>
CSK Group prohibits acts such as giving bribes to government officials and others, giving or receiving gifts, and business entertainment that deviates from normal business practices.
<Anti-social Elements>
CSK Group stands firmly against any group or individual that unlawfully threatens public order and safety.

Control of confidential information and protection of personal information

CSK Group recognizes the management and protection of confidential and personal information as one of its most important management issues. In order to fulfill our social responsibilities we have established an Information Security Policy and are striving for thorough control of confidential information and protection of personal information through continuing education and instruction of our board members and employees.

Information security policies
(1) Basic policies on information security
(2) Basic regulations on information security
(3) Regulations on the administration of confidential information
(4) Policies on the protection of personal information
(5) Regulations on the protection of personal information

Organization
(1) Established committee on management of confidential information
(2) Established head of information management
(3) Established manager of information management

Educational and instructional activities
(1) Implemented stratified education
(2) Distributed 'Guide to Protection of Confidential Information and Personal Information'
(3) Implemented education and instruction to prevent infringement of intellectual property rights

Established audit system
We are continually improving information security by holding regular reviews.

Acquired privacy mark
We have established a compliance program based on JIS Personal Information Protection (JIS Q 15001) and, in March 2001 we acquired the 'Privacy Mark'. We are pursuing this certification throughout the Group, and 12 of our companies have already received it.

Promotion of ISMS and BS7799
We are working towards acquiring ISMS and BS7799.

Auditors

Statutory Auditors
Hiromichi Tabata
Masayuki Ishihara*3

Auditors
Yoshiyuki Minegishi*3
Hidetoshi Masunaga*3

Executive Officers

President and Chief Operating Officer
Shozo Hirose

Senior Managing Executive Officer
Katsushi Toki

Managing Executive Officers
Masahiko Suzuki
Takahiro Suzuki
Takeshi Nakanishi
Osamu Takemura

Executive Officers
Hisatoshi Kawamoto
Tooru Tanihara
Shigeru Ando
Takashi Mizuno
Taku Tamura
Toshiyuki Kitadani
Tatsuyasu Kumazaki
Toshiaki Kudo
Nobuaki Inoshima
Tadashi Kaizen
Yoshiyuki Shinbori
Keiichi Machida

*1: Representative director *2: Outside director *3: Outside auditor As of June 28, 2005

Compliance

CSK management believes that compliance is one of the most important aspects of a corporation's contribution to society. Our approach to compliance is not confined to complying laws: we seek to ensure that all elected officers and employees follow compliance practices with high ethical standards and a strong sense of responsibility.

Organization
- Compliance Committee
- Chief Compliance Officer
- Compliance Promotion Section

Helpline System
- Internal helpline operator
- External helpline operator

Strengthening of internal audit system
- Establish internal controls by division
- Confirm improvement methods
- Follow up improvements

Training and education


Chairman & Chief Executive Officer
President and Directors in Charge
Compliance Committee
Board of Auditors
Legal Advisors
Executive General Managers
Compliance Managers
Compliance Officers
Compliance Staff
Group Companies
President
Chief Compliance Managers

Environmental activities

What we can do for the global environment—
We seek to incorporate our know-how and technology in our environmental activities. In our various businesses we will continue to promote activities that protect the global environment, with the aim of ensuring the sustainability of our operations.

Promotion of paperless office through computerization
We are promoting paperless offices through the use of computers. We are reducing energy consumption by creating business operations that reduce paper usage as much as possible.

1. Computerization of meeting documents
2. Electronic storage of documents
3. Web-based system of handling internal business processes

Using networks
We are maximizing our use of networks. By reducing fuel consumption and improving the efficiency of business processes, we are promoting energy conservation.

1. Use of teleconferencing systems
2. Development of wireless LAN environments
3. Introduction of e-learning

Restricting energy use in offices and increasing environmental awareness
Our measures to reduce wasteful energy consumption include the following:

1. We have made printing costs visible and introduced an internal system that meters and charges for printer usage.
2. Office lighting and air conditioning is managed.
3. Waste is separated and recycled.

Contributions through our services to customers
Our IT solutions and outsourcing services help reduce the environmental impact of our clients' business operations.



CAMP

CSK Group's social contribution activities help to nurture children's 'ability to create the future' through 'CAMP' (Children's Art Museum & Park), a new style of workshop-centered learning.

Founded in April of 2001, CAMP collaborates with research institutions, businesses and children's museums in various countries to offer a variety of workshops that cultivate the children's creativity and their ability to express themselves. In addition to the 'Cricket Workshop', where a small computer 'Cricket'* is used to make moving toys, we have developed about 30 original workshops and have vigorously expanded the workshop group throughout Japan.

*A small computer, run on a 9V dry cell battery developed by MIT Media Lab, that enables program control through the connection of a sensor and motor.

Kids dream with CSK

The Okawa Foundation for Information and Telecommunications

The Okawa Foundation for Information and Telecommunications was established in 1986. Known as the Okawa Foundation, it supports and encourages new research in IT and is a public-interest corporation managed by the Ministry of Public Management, Home Affairs, Posts and Telecommunications. With endowments of more than five billion yen the foundation is able to provide considerable public benefit. In recognition of this, the foundation is recognized as a special public-interest corporation by the Minister of Public Management, Home Affairs, Posts and Telecommunications. In 1992 it created and began awarding the Okawa Prize and the Okawa Publishing Prize. In 1996 it extended the scope of its honors and aid overseas, with the intention of assuming a more international role.





The CSK Cup Asian Team Go Championship

CSK Group, as an organization that is deeply involved in information technology, places a high value on communication. Communication stems from meeting people on an equal footing and learning to understand them. The game of Go, which pits players one on one regardless of age or nationality, could be described as a communication game. Go is also a game of unlimited creativity. Creativity enhances people's lives, and is becoming increasingly important. The CSK Cup Asian Team Go Championship began in 2002, with five top professionals competing as teams from each of the participating countries Japan, China, South Korea, and Chinese Taipei. The CSK Cup was the first such team competition, and through the event CSK hopes to contribute to the development of the Go culture.

Tokyo Green Systems Corporation

Tokyo Green Systems is a so-called 'third sector' business established in 1992 as a joint capital investment between Tokyo Metropolitan Government, Tama City and CSK. Through this business, which employs severely disabled individuals, we promote normalization (the concept of disabled people living in close engagement with society) by upholding the principles of participation, independence and coexistence.



Specifically, we offer opportunities for disabled people to participate in motivating, worthwhile activities in which they can realize their ability in various fields such as Green Business, Network Business and our stores and tearoom management. We are endeavoring to expand employment opportunities and share with as many disabled people as possible the satisfaction of working.

Of the products that we offer through Tokyo Green Systems' Green business, products in the fresh goods domain have been endorsed, for the first time, with the Heart Logo of the Japan Association of Employers of the Severely Disabled.

Segment	Principal Companies	Operating Results
BPO Business Process Outsourcing Call center operations such as technical support and other back-office services 	ServiceWare Corporation CSK Security Services Co., Ltd CSK Communications Corporation Fukui CSK Corporation SHIMANE CSK CORPORATION IWATE CSK CORPORATION OITA CSK CORPORATION VeriServe Corporation BUSINESS EXTENSION CORPORATION CSK FIELD SERVICES CO., LTD. Light Works Corporation CSK BUSINESS SERVICE CORPORATION CSK MARKETING CORPORATION	In the fiscal year ended March 2005, demand increased for technical support from computer manufacturers and call center operations from insurance and other financial industry participants. Steady expansion was also achieved in product verification services in areas such as digital AV equipment and car navigation systems. However, both revenue and profit declined due to the sale of shares and removal from the scope of consolidation of Bellsystem24, Inc. in August 2004.
ITO IT Outsourcing Systems integration, systems management, IT outsourcing, and other IT services. 	CSK CORPORATION JIEC Co., Ltd. Japan Future Information Technology & Systems Co., Ltd. CSK Network Systems Corporation ISAO CORPORATION CSK SYSTEM MANAGEMENT CORPORATION FUKUOKA CSK CORPORATION HOKKAIDO CSK CORPORATION SUPER SOFTWARE COMPANY LTD. ANT, Inc. CSI SOLUTIONS Corporation KIBO GROUP, Inc.	Results in this segment for the year under review were boosted by higher demand for systems integration in the financial, commercial and telecommunications sectors, along with an expansion of IT outsourcing services and contributions from ASP services to the securities industry. Revenue and profit both declined, however, due to former consolidated subsidiary NextCom K.K. becoming an equity-method affiliate from the second half of the year.
Financial Services Investment and asset management, securities business, pre-paid cards and other financial services 	CSK FINANCE CO., LTD. CSK VENTURE CAPITAL CO., LTD. PLAZA ASSET MANAGEMENT CO., LTD. Cosmo Securities Co., Ltd. QUO CARD Co., Ltd.	Revenue and profit from investments and asset management increased significantly in the year under review, due to higher income from anonymous partnerships invested in securitized assets. In securities, net sales of ¥20.7 billion and operating income of ¥2.3 billion was recorded from recently consolidated Cosmo Securities Co., Ltd. Revenue increased in the pre-paid card business, supported by the increase in the issuance of new cards and strong sales of machines arising from the growth in the number of outlets using the pre-paid card system.

Sales and operating income by segment

Sales by segment


(¥ Billions)
100
80
60
40
20
0
89.2
98.3
56.9
03
04
05

Sales ratio



16%

		2003	2004	2005
BPO	**Sales**	**89.2**	**98.3**	**56.9**
	Operating Income	**9.5**	**11.4**	**4.1**
ITO	Sales	236.3	245.3	208.4
	Operating Income	14.8	10.8	10.2
Financial services	Sales	56.6	60.7	84.6
	Operating Income	(1.2)	6.4	9.3
Inter company eliminations	Sales	(24.6)	(25.8)	(29.8)
	Operating Income	(1.0)	(0.3)	0.4
Total	Sales	357.5	378.5	319.9
	Operating Income	22.1	28.3	24.0

(¥ Billions)

Sales by segment


(¥ Billions)
250
200
150
100
50
0
236.3
245.3
208.4
03
04
05

Sales ratio



60%

		2003	2004	2005
BPO	Sales	89.2	98.3	56.9
	Operating Income	9.5	11.4	4.1
ITO	**Sales**	**236.3**	**245.3**	**208.4**
	Operating Income	**14.8**	**10.8**	**10.2**
Financial services	Sales	56.6	60.7	84.6
	Operating Income	(1.2)	6.4	9.3
Inter company eliminations	Sales	(24.6)	(25.8)	(29.8)
	Operating Income	(1.0)	(0.3)	0.4
Total	Sales	357.5	378.5	319.9
	Operating Income	22.1	28.3	24.0

(¥ Billions)

Sales by segment


(¥ Billions)
100
80
60
40
20
0
56.5
60.7
84.6
03
04
05

Sales ratio



24%

		2003	2004	2005
BPO	Sales	89.2	98.3	56.9
	Operating Income	9.5	11.4	4.1
ITO	Sales	236.3	245.3	208.4
	Operating Income	14.8	10.8	10.2
Financial services	**Sales**	**56.6**	**60.7**	**84.6**
	Operating Income	**(1.2)**	**6.4**	**9.3**
Inter company eliminations	Sales	(24.6)	(25.8)	(29.8)
	Operating Income	(1.0)	(0.3)	0.4
Total	Sales	357.5	378.5	319.9
	Operating Income	22.1	28.3	24.0

(¥ Billions)

Figures for each segment are simple calculations of totals, with no adjustment for intercompany eliminations.
For the years ended 31st March, 2003, 2004 and 2005.

BPO

Business Process Outsourcing

CSK's BPO strategy

Our approach to BPO (Business Process Outsourcing) services is far more comprehensive than the simple handling of certain aspects of customers' operational processes. Our fundamental strategy is to target clients' critical operations in their entirety, design optimum business processes that will increase productivity, and then manage those processes. We believe that the ultimate meaning of BPO is to effectively become part of a client's business, maintaining the highest standards of quality while pursuing absolute efficiency. We offer a wide range of services, and also provide clients with specific resources they may need (such as call centers and help desks) to develop new areas business.

Guaranteeing service levels with SLAs

Demand for BPO is growing rapidly worldwide. Accompanying this rapid growth is considerable evolution in the industry itself, as different companies seek to enter the BPO business arena. A key aspect of our strategy to differentiate CSK in this competitive marketplace is to constantly improve service quality. Our approach to quality is based on forming SLAs (Service Level Agreements) with our clients. SLAs are contracts that clarify the relationship between service contents and service costs, and they help create a relationship of trust between each side of the agreement. The system rewards the achievement of designated service levels with incentives, and conversely penalizes the non-achievement of targets. This contributes to a heightened awareness of responsibilities and outputs between customer and provider, leading to improvements in many aspects of the process and resulting in higher levels of customer satisfaction.

Specific BPO service example

One important type of BPO service offered by CSK Group is the outsourcing of mail order operations. This kind of business, in which customers purchase goods and services without actually entering a physical store, has been growing substantially in Japan, based on internet, television, catalogue and other such sales channels.

We offer comprehensive support for all aspects of the business infrastructure necessary for one of our clients, a large toiletry manufacturer, to undertake mail order services. This support includes contact center operations handling phone, fax and postal orders, enquiries and after-sales service. We run a data entry center for orders received by mail or fax, and support all aspects of web-based shopping, along with customer and product management, distribution, settlement, data analysis, sales reports and other services. Through these integrated services we are able to provide high levels of service reliability at the same time as reducing costs.


Promotions and advertising
Customers
(daily goods, cosmetics, foods, etc.)
Product supply
Reporting
Products
Consumers
Distribution
(alliance partner)
CSK contact center
Delivery orders
COD information
Orders
Operations center
Commerce site
Shipping orders
Phone reception
Invoicing
Payment reconciliation
Data entry
Credit report
Settlement company
(alliance partner)
Payment reports
Enquiries
Fund transfer information
Call center
Site reception
Enquiries, complaints
Phone reception
Confirmation
User confirmations
Product returns
Payment confirmation
Convenience stores, post offices, financial institutions
Payment

We believe that the key to our success in BPO services is our ability to create win—win situations with our clients, using our expertise to handle business processes that they cannot cost-effectively handle themselves.

Core BPO companies in CSK Group

ServiceWare Corporation (SWC)

SWC is CSK Group's core BPO company, providing solutions for all business processes, based on an original BPO methodology called process service. SWC's capabilities have been developed over many years through close on-site management of contact center, data entry and back office operations. The company's fundamental approach to process service is to establish targets through careful analysis and 'visualization' of clients' processes, then implement optimal processes and engage in continuous improvement through the use of proprietary project management methods, transaction analysis, key performance indicators, and other techniques. These process services have been adopted by a broad spectrum of companies, spanning areas such as technical support for products, mail order, financial institution customer services, sales support, and internal help desks.

SWC also makes use of the CSK Group network of contact centers throughout Japan, enabling a fast response to changes in the business environment or customer demand. This network is based in Tokyo, and includes operations in Osaka, Fukuoka, Iwate, Sendai, Fukui, Shimane, Ohita and Okinawa. The company is actively involved in offshore operations, including a data entry center in Dalian, China, contributing to the highly flexible nature of the organization in terms of region and location.

CSK Securities Service Co., Ltd. (CSK-SS)

Financial services is one of CSK Group's strategic business areas, and the change of consumer mindset from savings to investment is giving rise to a range of investment services and new business needs. In this business environment, CSK-SS is aiming to create and deliver comprehensive securities services, drawing on CSK Group's strengths in IT in combination with extensive experience in finance and securities. As a service originator for the securities and financial markets, CSK-SS is aiming to provide a broad range of services that meet the needs of financial institutions and retail investors, helping provide market information, develop securities industry infrastructure and expand the range of investment opportunities.

CSK-SS aims to support the business strategies of securities companies and financial institutions, providing a variety of IT systems and agency services, and helping clients reduce the TCO (total cost of ownership) of their IT systems.

A number of important themes are emerging in the financial services industry, key of which include business diversification and the formation of conglomerates accompanying deregulation, and demand for pension asset management services from the baby boom generation as retirement numbers peak in 2007.

Sensing these opportunities, new companies are beginning to enter this business arena. CSK-SS is supporting this new breed of securities intermediation companies, with consulting, ASP (application service provider), securities agency, and other services.

For investors, CSK-SS is providing total solutions for financial institutions, from asset management advisory services through to daily ordering support, enabling them to offer convenient, high quality services and tools.

One of the key purposes of shifting CSK Group to a holding company structure is to enable Group resources to be brought together to create new business models and generate new value. The establishment of CSK-SS is a prime example of this strategy in action.

ITO

IT Outsourcing

CSK's ITO strategy

Since the development of the first large-scale host computer, companies have tended to make use of currently available system features to pursue efficiency, largely in their internal operations. With the advent of the internet, however, computer systems have spread beyond businesses to individuals and households, and the adoption of IT infrastructure throughout society has developed apace. Naturally, such a large change in the environment has had a considerable impact on the type and use of companies' information systems, and IT investment has become an important element of corporate strategy.

Based on our concept of providing lifetime full support, we have been providing customers with services including consulting, systems integration, IT infrastructure development and systems management, along with integrated analysis, appraisal and management of back office operations. Through providing a high level of added value we have continued to achieve high levels of customer satisfaction. Rather than merely reducing costs, through our ITO services we aim to strengthen the functions of our customers' operations and contribute to the creation of new businesses.

Focusing on our customers' needs

In addition to developing our technical expertise, we view customer focus and a service ethic as core elements of our approach. In order to provide services that truly add value for customers in their changing business environment, we need to see beyond the purely technical aspects of IT to clearly understand the needs not only of our direct customers but also of our customers' customers—the consumer.

We believe that our understanding of our customers' business sectors and operations is a competitive advantage that differentiates us in the market. And the fact that we are able to offer BPO services along with ITO services allows us to gain greater access to our customers' businesses, further deepening our knowledge and understanding of relevant issues. This kind of in-depth access provides the starting point for us to generate highly effective proposals as a genuine service provider.

Specific ITO service example

USiZE (utility computing service) is one example of our ITO services. USiZE is an IT outsourcing service with charges based on a metered volume model. In the same manner as utilities such as power, gas or water, our customers can use and pay for only the computer resources they need. Through adopting this service, customers no longer need to invest in systems that necessarily had to be designed to handle peak periods. Initial investment costs are kept low, and because the system can be up and running within a short time, investment risk can be minimized.

IT outsourcing service using metered volume model

A service that maximizes the efficiency (capacity vs. cost) of customers' systems
by providing an IT platform (data center facilities, IT infrastructure, systems management) as a service.


"Computer resources", "Internet backbone", "Systems operation", "Data center facilities" charged at metered rates.
Data center facilities
Windows
LINUX
UNIX
G byte
Server
Storage
Internet
Mbps
Operation
Projection of IT costs associated with utility-type IT outsourcing
Monthly charge
Variable costs based on usage
Basic charges
Time
Basic charges
Variable charges

At CSK we are able to combine our range of solutions, based on our accumulated expertise in systems integration and management, with a flexible approach to outsourcing contracts, to provide unique ITO services that closely reflect the real needs of our customers.

Core ITO companies in CSK Group

CSK CORPORATION

CSK

CSK CORPORATION (CSK) is a major independent systems integrator providing consulting, systems integration, and systems management, along with integrated analysis, appraisal and management of back office operations. Other services include utility computing, which enables customers to respond to rapid changes in their systems environment, and disaster recovery systems. CSK's unique lineup of IT services and BPO services meets the full spectrum of customers' needs. After the transition to a holding company structure in October 2005, CSK (as CSK SYSTEMS) will become the Group's main operating company, while retaining its role as the core company in the ITO field and the entry point for integrated ITO and BPO services.

A notable aspect of CSK is its broad range of customers, which cover industries including finance, insurance, electronic appliances, services, telecommunications and trading. This has helped the Company develop extremely broad operational knowledge and applications know-how, and also protects the Company from excessive direct impact if the business environment weakens in any particular industry.

CSK is differentiating intangible elements of its service, and is seeking to earn the trust of customers through absolute focus on service quality. Initiatives undertaken in support of this focus include securing ISO and CMM (Capability Maturity Model) qualifications, and using a review system in which projects are assessed objectively by third parties. The Company has also introduced an integrated human resources development system, and established a project management center that allows upwards of 2,000 projects across CSK Group to be monitored from a single site.

JIEC Co., Ltd.

jiec

JIEC provides technical services centered primarily on IT infrastructure systems such as database, data communication, and operating systems. IT infrastructure systems can be likened to the fundamental equipment necessary to run a vehicle; they are the critical electrical components that define the functionality and efficiency of an entire IT system. There is a wide range of such platforms that coexist in the corporate world, including mainframes, client-server systems, ERP, and web. JIEC's competitive strength is its ability to integrate these separate systems through the use of EAI (Enterprise Application Integration).

JIEC has accumulated substantial experience constructing large-scale online real-time systems, as the core company performing this role in CSK Group and as a partner supporting IBM's infrastructure techniques. The Company is putting this technical expertise and know-how to use in the development of stable, easy-to-use information systems in areas where transaction speed and reliability are essential, such as internet booking systems.

Financial Services Business

CSK's financial services business strategy

Our financial services operations comprise businesses engaged in a diverse range of activities, including venture capital, asset management, investment, securities and pre-paid cards. The environment for financial services has been changing considerably, driven by deregulation, and new business opportunities are arising. By creating new business models to take advantage of these new opportunities while pursuing synergies with our BPO and ITO operations, we intend to contribute to the growth of the entire Group.

Our comprehensive financial services are split into three main operational areas, as follows.

Investment and asset management business

Our investment and asset management business is undertaken by three companies: CSK VENTURE CAPITAL CO., LTD., an independent venture capital business; CSK FINANCE CO., LTD., which engages in various other investments; and PLAZA ASSET MANAGEMENT Co., Ltd., which establishes, offers and manages private placement investment trusts. CSK VENTURE CAPITAL CO., LTD., in particular, has been a pioneer IT venture capital company in Japan, and makes use of a global network to invest actively in Japan, North America, Europe and East Asia. The company invests mainly in so-called high risk/high return startup and early-stage businesses in the IT and life sciences areas, employing a hands-on management approach. It has assisted a considerable number of investment targets through to IPO. CSK VENTURE CAPITAL CO., LTD. is also well known for establishing Japan's first life science fund in the area of biotechnology.

Securities business

CSK Group acquired Cosmo Securities by tender offer in April 2004.

The business environment in the securities industry has been changing rapidly, with key influences including an ongoing shift from indirect to direct capital funding, a large increase in retail investor activity, and deregulation of the securities intermediation business. These changes are creating new business opportunities, and we are working to create a new BPO service model that effectively combines the resources of CSK Group with the expertise and experience gained through the acquisition of Cosmo Securities Co., Ltd.

At the same time as pioneering innovative business models based on the resources gained through investment in or acquisition of businesses such as Cosmo Securities Co., Ltd., we are drawing on existing skills and experience to reform Group businesses. One such example is CSK Security Services, Co., Ltd., which was developed through our BPO operations.

Pre-paid card business

Group subsidiary QUO CARD Co., Ltd. issues and manages QUO Card pre-paid cards that are used in more than 34,000 convenience stores, family restaurants, service stations and other outlets throughout Japan. QUO cards are used by companies and individuals in a wide variety of situations, from gifts through to sales promotion.

QUO Card participating members include:

Seven-Eleven convenience store chain	(all 10,973 stores)
Lawson convenience store chain	(all 8,174 stores)
FamilyMart convenience store chain	(all 6,488 stores)
Poplar/Seikatsu saika/Kurashi hausu/Surii eito convenience store chain	(843 locations)
Gusto/Bamiyan/Yume-an/Skylark/Grazie Gardens/Aiya/Totoyamichi/ Yakiniku-Hotaruen and associated stores	(2,420 locations)
Matsumoto Kiyoshi drugstores	(all 750 stores)
Denny's	(all 582 outlets)
HMV	(all 53 stores)
Hakuhinkan	(all 3 stores)
El-tifon	(4 outlets)
ENEOS service stations	(3,037 participating locations)
JA–SS service stations	(964 participating locations)
Total	**(34,291 outlets)**

As of 31st July, 2005



Core financial services companies in CSK Group

Cosmo Securities Co., Ltd.

Cosmo Securities has core securities business operations in proprietary and agency business, underwriting and placements, and product sales. Cosmo Securities' proprietary trading activity is aimed at generating stable profits, with experienced, specialist dealers supported by training programs. Agency business is undertaken for investors through retail, online and wholesale channels. In underwriting and selling operations Cosmo Securities identifies appealing companies and underwrites their IPOs or secondary offerings. In product sales the company sells a wide range of topical financial products, such as retail bonds and mutual funds. Cosmo Securities is also looking at future business opportunities such as investing in real estate investment trusts, introducing WRAP accounts, and developing investment banking services. Cosmo Securities is endeavoring to increase its corporate value by offering support for customers across the entire value chain. As the consumer mindset changes from savings to investment, we intend to offer high-level advice to customers with regard to matters such as funding procurement for promising businesses and asset planning for individuals. In this way we hope to achieve stable growth in a world where change has become constant, and contribute to society through our role as a securities company fulfilling an important financial function.

QUO CARD CO., LTD.

QUO CARD undertakes operations relating to all aspects of pre-paid cards used at approximately 34,000 outlets throughout Japan, operations that include card issuance, card machine manufacturing, sales and maintenance, information processing and advertising.

Pre-paid cards, which are gift cards that do not include personal information, have recently become popular in the United States. The value of QUO cards lies in their wide utility, and marketing focuses on the fact that they can be used anytime, anywhere, by anyone, with safety and security.

Another attractive feature of QUO cards is their ability to function as a powerful form of communication from the giver. They are widely used by corporations as part of shareholder benefit programs, for sales promotions, and in a range of other situations, as well as being a popular form of gift between individuals.

As a card issuing company, QUO CARD has in place strict systems of compliance and internal control that reflect the high standards demanded of this kind of operation, and is continuously working to ensure that everyone in the organization thoroughly understands their responsibilities.

Financial Section

CONSOLIDATED FINANCIAL REVIEW

CSK CORPORATION and Consolidated Subsidiaries

1. Overview of Operating Environment

The Japanese economy saw an upward trend in the fiscal year under review, supported by positive factors including higher corporate profits, a stable stock market compared to the previous year, and a stronger labor market. The end of the year was less positive, however, with higher interest rates in the United States, low consumer spending and impacting corporate results in the first quarter of calendar year 2005. Other causes for concern included the continuing high price of oil and inventory adjustments in information technology (IT)-related businesses, with the result that economic growth appeared to level off toward the end of the fiscal year.

In the IT services industry, corporate investment in IT is continuing to assume greater importance. At the same time, however, our customers' approach to IT investment has been changing, particularly with regard to the cost/benefit ratio of projects. Competition between IT companies is intensifying, and over recent years both the scale and the delivery time frame for investments in IT has been decreasing. After 30 years of continuous high rates of growth the IT services industry is now reaching maturity, and to produce further growth it is becoming necessary to develop new business models.

Corporate investment in IT in the first half of the year was strong, but demand fell off in the second half with the result that some IT companies struggled to generate earnings in the face of unprofitable projects. The management environment in the industry therefore became more challenging.

There also were concerns relating to corporate governance, with a succession of revelations in regard to falsifications and window dressing of financial reports. Issues also arose in the IT services industry with the discovery of problems such as invalid transactions and inappropriate corporate behavior. The result of this was that the auditors office and the securities exchange commission embarked on initiatives to improve reporting and strengthen regulations. In addition, new approaches to acquisitions were taken in the domestic market, and there was considerable reassessment of the roles and responsibilities of corporate management. Running in parallel with these issues has been the reassessment over recent years of the role and rights of companies' shareholders, with the result that more companies have been reviewing their policy on returns to shareholders as corporate performances have improved.

Given this business environment, and based on the Group vision of *continuously contributing to the productivity of customers with unparalleled IT expertise,* during the fiscal year under review we have been implementing measures relating to three management policies:

(1) Building a new Group management structure
(2) Differentiating our strategic business areas
(3) Reviewing shareholder returns policy and strengthening financial fundamentals

Key activities undertaken during the fiscal year regarding these three management policies are outlined below.

(1) Building a new Group management structure

I. Shifting to a holding company structure

By shifting to a holding company structure, the Company intends to create new sources of revenue through the optimal allocation of management resources, develop strategic operations as a service provider, and improve management transparency. In these ways the Group will endeavor to increase enterprise value and shareholder value, fulfilling its social responsibility as a corporation at the same time as contributing to the development of society overall.

- Creating new sources of revenue through the optimal allocation of management resources:
  By shifting to a holding company structure the Company is pursuing further specialization and creativity by Group companies in each of its business areas. The Company aims to create a business system that is more flexible, more objectively measurable, and more independent. Under this new structure the Company will seek to continuously reallocate resources in a timely manner, to establish a stable business foundation, and to accurately recognize changes in the operating environment and in market needs-and in doing so, to generate new sources of earnings.
- Developing strategic operations as a service provider:
  The Company intends to move quickly and decisively to strengthen its operational base and invest management resources in the strategic areas of finance, communication, and healthcare. The Company's approach will be from the point of view of a service provider in pursuit of higher convenience in a society that is increasingly founded on IT.
- Improving management transparency:
  The Group has been actively engaged in measures to strengthen corporate governance, and with the shift to a holding company structure the Group is taking the opportunity to construct an even more robust Group governance system. The Company is now implementing concerted and concentrated measures across the Group to ensure that a structure is put in place that minimizes external risks and prevents company

management-related and other such problems from developing, creating a higher level of management transparency.

Preparations have been continuing for the planned shift to a holding company structure on 1st October, 2005 with measures including agreeing the transfer process on 28th February, 2005 and establishing on 27th April, 2005 a separation company in preparation for the transfer.

II. Management appointments

- In order to strengthen Group management and accelerate the shift from the strategic policy-setting phase to the implementation phase, we implemented management changes that included appointing a Director & Chairman of Group Management Committee (1st October, 2004).
- In order to strengthen the holding company function and meet the demands of a newly established operating division, we appointed two *additional executive officers* (1st April, 2005).

III. Reform of management functions

- In preparation for the shift to Group management centered on a holding company structure, we established a Group Management Committee, and also established a Financial Business Development Division to plan and develop services for the financial sector (1st October, 2004).
- In order to strengthen the holding company function and meet the demands of a newly established operating division, we established a Group Human Resources Division and a Group Marketing & Sales Planning Division. We also concentrated functions in the Corporate Planning Division, and established an Embedded Systems Division and a Life Sciences Department (1st February, 2005).

IV. Transfer, integration and organization of offices, etc

Following the integration of offices in Tokyo in the previous fiscal year, in the year under review we implemented regional office moves and integrations in the Osaka, Chubu and Hiroshima regions, with the aim of boosting efficiency among cooperating Group companies and creating a secure operating environment. Further, we engaged in proper preparation for the concentration of our metropolitan data center functions into the Chiba e-Service Data Center, and began rationalizing our employee accommodation and other such facilities.

(2) Differentiating our strategic business areas

I. Services to the financial sector

In pursuit of the full-scale development of services to the financial sector, in April 2004 we acquired Cosmo Securities Co., Ltd. ("Cosmo Securities"). Moreover, we concentrated Group securities-related BPO (Business Process Outsourcing) services such as Market Viewer in Financial Systems Service CO., Ltd. (which on 1st April, 2005 became CSK Securities Service CO., Ltd.), and transferred all Group systems integration operations related to securities companies and trust banks into Japan Future Information Technology & Systems Co., Ltd. Through these measures we have endeavored to create a structure that will increase specialization within each business area and allow the full expression of the creative potential within the Group (1st April, 2005).

II. Wholly-owned subsidiaries (three companies)

In order to provide customers with higher quality services through the Group and to create a management structure that supports rapid decision making, the following three companies have become wholly owned subsidiaries:

- Japan Future Information Technology & Systems Co., Ltd. (1st August, 2004)
- QUO CARD Co., Ltd. (1st October, 2004)
- Plaza Asset Management Co., Ltd. (22nd March, 2005)

III. Start of operations at new specialist subsidiaries

As part of specific measures to strengthen core Group operations and improve management efficiency, the following three new companies have commenced operations (1st April, 2004).

- CSK Network Systems Corporation
- CSK SYSTEM MANAGEMENT CORPORATION
- CSK BUSINESS SERVICE CORPORATION

IV. BPO services

In August 2004 CSK Group sold its shares in BELLSYSTEM24, INC. ("BELLSYSTEM24") to NPI Holdings. BELLSYSTEM24 was therefore removed from the scope of consolidation from the second quarter of the financial year under review. Following this, we established CSK Marketing Corporation with the aim of expanding anew our services in the area of BPO (17th September, 2004).

V. Strategic tie-up with Mitsui & Co., Ltd. ("Mitsui"), and merger of NextCom K.K. ("NextCom")

CSK and Mitsui had been investigating ways of cooperating in the IT services sector since April 2002. As a result of these discussions, CSK and Mitsui formed a basic agreement to hold strategic meetings in pursuit of alliances and cooperation in the following four fields (10th September, 2004):

- Network integration
- Business process outsourcing (BPO)
- IT outsourcing (ITO)
- Systems integration

Also, CSK Group subsidiary NextCom was merged with two of Mitsui's consolidated subsidiaries with the aim of entering promising new growth areas (24th December, 2004).

Accordingly, the continuing entity after the merger NextCom from the second half of the fiscal year under review became an equity method affiliate.

(3) Reviewing shareholder returns policy and strengthening financial fundamentals

I. Dividend payments and new policy on returns to shareholders

CSK, in pursuit of further growth, is planning to shift to a holding company structure from 1st October, 2005, and is making further management structure reforms. Along with this change, we have taken account of current thinking on the social economy to revise our policy on returns to shareholders. CSK has decided to adopt a consolidated financial position-linked shareholder returns policy based on Dividends On Equity (DOE*), in overall consideration of: consolidated performance which reflects the results of group business activities; business investment requirements, relating to sources of future growth; interest-bearing debt, which is one measure of financial soundness; and trends in social economics. Moreover, CSK intends to carry out share repurchases that materially reduce the total number of shares outstanding, implementing a shareholder return policy to increase shareholders' equity per share. By using treasure stocks as part of flexible capital policies, CSK aims to increase shareholder value continuously.

* DOE = Total amount of dividend paid / [average of shareholders' equity at start and end of fiscal year] × 100

Based on this policy, an increased dividend of per ordinary share for the fiscal year ended 31st March, 2005 was as follows:

Unit: yen	Interim dividend	Final dividend	Dividend for full year
Fiscal year ended March 2004	6	9	15
Fiscal year ending March 2005	—	17 Note	17 Note

Note : Includes performance dividend of ¥2.

II. Treasury stock acquisitions and utilization

In the fiscal year under review 2,203 thousand treasury stocks were acquired. A total of 1,135 thousand treasury stocks were utilized in share exchanges relating to making wholly owned subsidiaries of CSK subsidiaries Japan Future Information Technology & Systems Co., Ltd., QUO CARD Co., Ltd., and Plaza Asset Management Co., Ltd. transactions undertaken with the aim of strengthening the Group business foundation. Treasury stocks held as of 31st March, 2005 totaled 1,306 thousand.

III. Review of retirement benefit and pension system

A new employee retirement benefit and corporate pension scheme was adopted across the Group, with the aim of stabilizing fiscal management of pensions, reducing accrued retirement benefit obligations, and as part of review of the personnel system and wage plan (1st April, 2004).

2. Analysis of Statements of Income

Sales and operating revenue and operating income

Sales and operating revenue decreased ¥58.48 billion (15.5%) to ¥319.99 billion. Operating income decreased ¥4.24 billion (15.0%) to ¥24.05 billion.

Sales revenue and operating income declined as a result of excluding two subsidiaries from the scope of consolidation during the period under review. In the ITO (Information Technology Outsourcing) field, demand for systems integration and systems management solidified, but overall revenue and income decreased due to factors including the exclusion of NextCom from the scope of consolidation in the second half of the year (to become an equity method affiliate), and lower sales of IT platform-related equipment due to a trend for companies to review their transaction policies with regard to IT equipment in light of trading irregularities in the IT industry in recent years, and due to the introduction internally of clarified rules and self checks with regard to sales figures.

In the BPO field meanwhile, sales were strong in core call center operations, but overall BPO revenue and income decreased due to the impact of removing BELLSYSTEM24 from the scope of consolidation. Revenue and income increased in the financial services area, but although the inclusion of our securities business contributed to our results, consolidated revenue and income declined year on year.

Net income

Net income increased ¥11.92 billion (55.6%) to ¥33.34 billion.

Other expenses were recorded during the fiscal year of ¥11.69 billion for a one-time depreciation charge for consolidated adjustments relating to Cosmo Securities, and ¥3.59 billion for appraisal losses on held-for-sale real estate following a review of our real estate holding policy. However, these were more than offset by other income of ¥60.37 billion on sales of investment securities for the sale of shares in mainly BELLSYSTEM24 and Vodafone K.K., a decrease in interest expenses due to the repayment of interest-bearing debt and improvements in CSK's financial revenues through the introduction of the CSK Group Cash Management System (CMS), with the result that net income for the second consecutive year increased to record levels, up 55.6%.

3. Segment Information

Computer services (BPO and ITO)

Sales and operating revenue of ¥236.18 billion, a decrease of ¥81.98 billion (25.8%) compared to the previous fiscal year. Operating income of ¥14.14 billion, a decrease of ¥7.71 billion (35.3%) compared to the previous fiscal year.

In the ITO field there was positive demand for systems integration from clients in the financial, commercial and telecommunication sectors, along with contributions from the provision of securities industry-related Application Service Provider (ASP) services and improvement in the performance of small- to medium-sized consolidated subsidiaries. However, the removal of NextCom from the scope of consolidation reduced net sales by approximately ¥18.9 billion and operating income by approximately ¥1.1 billion, while IT-platform equipment sales declined for the reasons outlined above, with the result that revenue and income declined overall in the ITO field.

In the BPO field, demand for call center and help desk-related services from the computer, hardware manufacturing, insurance, and financial sectors increased, and product quality analysis and other services relating to items such as digital audio visual equipment and car navigation systems expanded steadily. Overall revenues and income in the BPO field declined, however, due to the sale of shares and removal from consolidation in August 2004 of BELLSYSTEM24 (with an impact on net sales of approximately ¥46.8 billion and on operating income of approximately ¥6.3 billion).

As a result of the above, net sales and operating income in the Computer services segment declined 25.8% and 35.3% respectively, year on year.

Financial services

Sales and operating revenue of ¥10.72 billion, an increase of ¥1.52 billion (16.6%) compared to the previous fiscal year. Operating income of ¥7.05 billion, an increase of ¥1.39 billion (24.5%) compared to the previous fiscal year.

Full-scale operations in this segment began in the second half of the previous fiscal year, and in the fiscal year under review the results of strategic investments produced a substantial increase in revenue and earnings.

Securities services

Sales and operating revenue of ¥20.73 billion (no comparison available). Operating income of ¥2.30 billion (no comparison available).

Sales and operating revenue in this segment are recorded for the results of the consolidated subsidiary Cosmo Securities, which became a consolidated subsidiary during the fiscal year under review.

A comparison of Cosmo Securities' results for this fiscal year with the previous fiscal year shows a ¥1.96 billion (10.4%) increase in Sales and operating revenue. Operating income decreased ¥1.55 billion (40.2%), reflecting higher personnel expenses due to active measures to recruit staff and expand the business. These measures are expected to begin contributing to higher earnings from the next fiscal year.

Prepaid card sales

Sales and operating revenue of ¥52.97 billion, an increase of ¥1.48 billion (2.9%) compared to the previous fiscal year. Operating income of ¥0.70 billion, a decrease of ¥0.21 billion (23.2%) compared to the previous fiscal year.

Sales in this segment grew year on year, supported by demand from convenience stores, service stations and other businesses for card issuance, and equipment sales to family restaurants and other businesses entering prepaid card programs.

Operating income declined, primarily due to higher selling, general and administrative expenses arising from expenses related to the adoption of security measures against counterfeiting and other fraudulent usage, and the employment of additional technical staff.

A range of measures are currently being implemented to develop this business and expand earnings, including the creation of a next-generation card, the adoption of additional security features, and other measures aimed at building on the convenience and widespread acceptance of the prepaid card service.

Note: The above segment based sales and operating revenue also include inter-segment sales and operating revenue. It should be noted that business segment categories have been revised from this fiscal year, details of which can be found in Note 29.

4. Financial Position

Assets

Assets increased ¥79.65 billion (21.2%) to ¥455.64 billion. Factors that reduced assets included the removal of BELLSYSTEM24 from the scope of consolidation, a decrease in Tangible fixed assets resulting from a review of real estate assets held, and a reduction in Deferred income taxes. However, Current assets increased ¥123.72 billion due to the inclusion of Cosmo Securities in the scope of consolidation and an increase in new investment in Investments related to financial services. The net impact of these factors was to increase Total assets by ¥79.65 billion compared to 31st March, 2004.

Liabilities

Liabilities increased ¥65.08 billion (30.6%) to ¥277.76 billion. Net interest-bearing debt decreased due to the repayment of short-term bank loans and other factors. The inclusion of Cosmo Securities in the scope of consolidation, however, resulted in a net increase in liabilities of ¥65.08 billion compared to 31st March, 2004.

Shareholders' equity

Shareholders' equity increased ¥27.80 billion (21.6%) to ¥156.49 billion. Shareholders' equity increased primarily due to the increase in net income recorded for the fiscal year.

Shareholders' equity ratio

Shareholders' equity ratio increased from 34.2% to 34.3%. Although total assets increased due to the inclusion of Cosmo Securities in the scope of consolidation, higher net income recorded for the fiscal year resulted in shareholders' equity increasing significantly, and the shareholders' equity ratio was maintained at similar levels to one year earlier.

Shareholders' equity per share

Shareholders' equity per share increased ¥369.55 (21.7%) to ¥2,072.02. Shareholders' equity per share increased in line with the increase in shareholders' equity from the recording of net income.

5. Cash Flows

Cash flows from operating activities

Cash flows from operating activities increased ¥5.05 billion to ¥0.69 billion. Although more cash was used during the fiscal year for margin transaction assets in the securities business, cash flow improved in the Computer services segment and new investment decreased in the Financial services segment, with the result that cash flows from operating activities were ¥5.05 billion higher than in the previous fiscal year.

Cash flows from investing activities

Cash flows from investing activities decreased ¥3.44 billion to ¥37.31 billion. Although factors such as the sale of shares in BELLSYSTEM24 and gain on sales of investments in securities produced additional income, this did not completely offset the increased outlay required for the acquisition of shares in Cosmo Securities.

Cash flows from financing activities

Cash flows from financing activities decreased ¥15.45 billion to minus ¥26.98 billion. Factors contributing to the year-on-year difference of ¥15.45 billion in cash used include repayment of loans, the acquisition of treasury stock, and the redemption of corporate bonds.

Cash and cash equivalents

Cash and cash equivalents increased ¥6.34 billion to ¥77.36 billion. As a result of the factors listed above, cash and cash equivalents as of 31st March, 2005 amounted to ¥77.36 billion, an increase of ¥6.34 billion compared to 31st March, 2004.

Consolidated Balance Sheets

CSK CORPORATION and Consolidated Subsidiaries
As of 31st March, 2003, 2004 and 2005

ASSETS	millions of yen 2003	millions of yen 2004	millions of yen 2005	thousands of U.S. dollars (Note 1) 2005
Current assets:				
Cash (Notes 2(3), 3 and 10)	¥ 40,907	¥ 68,050	**¥ 77,510**	**$ 721,764**
Notes and accounts receivable	66,116	72,602	**38,910**	**362,328**
Marketable securities (Notes 2(4), 3, 4 and 10)	14,276	12,696	**5,966**	**55,550**
Venture capital investments (Notes 2(26) and 10)	4,188	10,760	**16,224**	**151,076**
Inventories (Notes 2(7) and 5)	9,588	11,040	**6,345**	**59,088**
Deferred income taxes (Notes 2(17) and 16)	4,593	8,587	**7,068**	**65,819**
Investments related to financial services (Note 6)	-	21,567	**42,505**	**395,799**
Cash segregated as deposits related to securities business	-	-	**42,464**	**395,415**
Trading assets related to securities business (Note 10)	-	-	**11,661**	**108,586**
Receivables related to margin transactions	-	-	**72,535**	**675,436**
Other current assets (Note 2(26))	12,634	12,220	**19,968**	**185,935**
Allowance for doubtful accounts (Note 2(6))	(397)	(165)	**(81)**	**(755)**
Total current assets	151,905	217,357	**341,075**	**3,176,041**
Property and equipment, net of accumulated depreciation (Notes 2(8), 8 and 10)	37,672	39,426	**35,221**	**327,979**
Deferred charges and intangible assets (Note 2(9))	16,800	18,801	**16,886**	**157,239**
Investments and other assets:				
Investments in unconsolidated subsidiaries and affiliates (Note 7)	32,816	5,277	**5,461**	**50,855**
Investments in securities (Notes 2(4), 2(26), 4 and 10)	29,739	37,038	**30,038**	**279,709**
Prepaid pension costs (Notes 2(14) and 12)	-	5,478	**4,523**	**42,113**
Deferred income taxes (Notes 2(17) and 16)	45,652	31,771	**10,165**	**94,658**
Other assets (Notes 2(26) and 10)	31,834	22,467	**14,784**	**137,664**
Allowance for doubtful accounts (Note 2(6))	(1,251)	(1,624)	**(2,516)**	**(23,429)**
	138,790	100,407	**62,455**	**581,570**
Total assets	¥ 345,167	¥ 375,991	**¥ 455,637**	**$ 4,242,829**

The accompanying notes are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	millions of yen 2003	2004	2005	thousands of U.S. dollars(Note 1) 2005
Current liabilities:				
Accounts payable (Note 10)	¥ 31,634	¥ 39,638	¥ **18,039**	$ **167,974**
Short-term bank loans payable (Notes 9 and 10)	59,158	22,639	**16,022**	**149,197**
Current portion of corporate bonds payable (Note 9)	800	4,010	**3,200**	**29,798**
Commercial paper (Note 9)	10,000	-	-	-
Accrued income taxes	2,827	6,759	**2,775**	**25,840**
Unearned revenue (Notes 2(20) and 10)	29,372	30,058	**33,814**	**314,872**
Accrued bonuses to employees (Note 2(10))	5,282	5,525	**5,971**	**55,599**
Allowance for anticipated losses on contracts (Note 2(11))	-	-	**1,215**	**11,319**
Allowance for relocation loss (Note 2(12))	1,316	1,019	**235**	**2,185**
Allowance for loss on liquidation of investments in subsidiaries (Note 2(13))	-	236	-	-
Trading liabilities related to securities business	-	-	**4,890**	**45,538**
Payables related to margin transactions (Note 10)	-	-	**60,072**	**559,379**
Deposits received and guarantee deposits received from customers related to securities business	-	-	**45,345**	**422,245**
Other current liabilities (Note 2(18))	18,796	19,540	**14,809**	**137,896**
Total current liabilities	159,185	129,424	**206,387**	**1,921,842**
Long-term liabilities:				
Corporate bonds payable (Notes 9 and 10)	25,710	43,200	**40,000**	**372,474**
Convertible bonds payable (Note 9)	-	23,000	**23,000**	**214,173**
Long-term bank loans payable (Notes 9 and 10)	16,726	10,500	**4,500**	**41,903**
Accrued employees' retirement benefits (Notes 2(14) and 12)	6,982	2,597	**1,129**	**10,517**
Accrued directors' retirement benefits	326	499	**256**	**2,383**
Other long-term liabilities	5,504	3,454	**1,826**	**17,003**
Total long-term liabilities	55,248	83,250	**70,711**	**658,453**
Statutory reserve				
Reserve for securities trading liabilities (Note 2(15))	-	-	**657**	**6,123**
Total statutory reserve	-	-	**657**	**6,123**
Minority interests	42,862	34,631	**21,397**	**199,245**
Commitments and contingencies (Notes 2(21), 10, 15, 26 and 30)				
Shareholders' equity (Note 13):				
Common stock-				
Authorized: 298,000,000 shares				
Issued: 74,703,064 shares in 2003				
76,538,663 shares in 2004				
76,733,284 shares in 2005	69,034	69,139	**69,490**	**647,082**
Capital surplus	77,402	34,968	**34,115**	**317,673**
Retained earnings (Accumulated deficit)	(44,286)	18,973	**51,262**	**477,344**
Adjustment on revaluation of land (Note 2(24))	(1,582)	-	-	-
Unrealized gains (losses) on securities (Notes 2(4) and 4)	(312)	8,592	**7,296**	**67,942**
Foreign currency translation adjustments (Note 2(2))	(2,521)	(219)	**(63)**	**(584)**
Treasury stock, at cost (Note 14)	(9,863)	(2,767)	**(5,615)**	**(52,291)**
Total shareholders' equity	87,872	128,686	**156,485**	**1,457,166**
Total liabilities and shareholders' equity	¥ 345,167	¥ 375,991	¥ **455,637**	$ **4,242,829**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

CSK CORPORATION and Consolidated Subsidiaries
For each of the three years in the period ended 31st March, 2005

	millions of yen			thousands of U.S. dollars(Note 1)
	2003	2004	**2005**	**2005**
Sales and operating revenue (Note 2(20))	¥ 357,505	¥ 378,473	**¥ 319,994**	**$ 2,979,734**
Costs and expenses:				
Operating costs (Notes 2(16) and 17)	294,693	307,256	**241,024**	**2,244,373**
Selling, general and administrative expenses (Notes 2(16) and 17)	40,719	42,927	**54,924**	**511,446**
Operating income	22,093	28,290	**24,046**	**223,915**
Other income (expenses):				
Interest and dividends income	499	679	**613**	**5,707**
Interest expenses	(1,072)	(756)	**(411)**	**(3,822)**
Gain on sales of investments in securities (Note 18)	3,295	18,877	**60,369**	**562,146**
Loss on write-down of investments in securities (Note 19)	(15,182)	(269)	**(2,641)**	**(24,587)**
Dilution gain (loss) (Notes 2(1) and 20)	425	281	**(680)**	**(6,330)**
Equity in net incomes (losses) of unconsolidated subsidiaries and affiliates (Note 7)	(3,629)	1,164	**369**	**3,435**
Relocation loss (Note 21)	(1,651)	(1,097)	**(535)**	**(4,985)**
Gain on sales of real estate (Note 22)	1,520	-	**-**	**-**
Loss on revision of retirement benefits plan costs (Notes 2(14) and 12)	-	(4,270)	**-**	**-**
Loss on write-down of fixed assets (Note 23)	-	-	**(3,589)**	**(33,423)**
Amortization of goodwill (Note 24)	-	-	**(11,686)**	**(108,821)**
Provision for reserve for securities trading liabilities (Note 2(15))	-	-	**(330)**	**(3,077)**
Others, net	(5,128)	(4,176)	**(1,325)**	**(12,334)**
Income before income taxes and minority interests	1,170	38,723	**64,200**	**597,824**
Income taxes (Notes 2(17) and 16):				
Current	6,755	9,985	**5,417**	**50,442**
Deferred	(19,987)	3,649	**23,042**	**214,568**
	(13,232)	13,634	**28,459**	**265,010**
Income before minority interests	14,402	25,089	**35,741**	**332,814**
Minority interests in subsidiaries	(3,620)	(3,665)	**(2,398)**	**(22,326)**
Net income	¥ 10,782	¥ 21,424	**¥ 33,343**	**$ 310,488**

	yen			U.S. dollars (Note 1)
Per share information:				
Basic earnings per share (Notes 2(23) and 28)	¥ 148.25	¥ 283.85	**¥ 437.31**	**$ 4.07**
Diluted earnings per share (Notes 2(23) and 28)	¥ 144.03	¥ 273.91	**¥ 412.04**	**$ 3.84**
Cash dividends (Note 2(23))	¥ 12.00	¥ 15.00	**¥ 17.00**	**$ 0.16**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

CSK CORPORATION and Consolidated Subsidiaries
For each of the three years in the period ended 31st March, 2005

	millions of yen							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of 31st March, 2002	¥ 69,029	¥ 78,795	¥ (49,128)	¥ (2,110)	¥ 346	¥ (2,125)	¥ (8)	¥ 94,799
Decrease due to adoption of Financial Accounting Standard Exposure No.1"Accounting Standard for Treasury Stock And Reduction of Legal Reserves" (Note 14)			(4,713)					(4,713)
Exercise of stock options	5	5						10
Loss on disposition of treasury stock		(1,398)						(1,398)
Net income			10,782					10,782
Increase due to changes in subsidiaries and affiliates			25					25
Adjustment on revaluation of land (Note 2(24))			(762)	528				(234)
Foreign currency translation adjustments (Note 2(2))						(396)		(396)
Unrealized losses on securities (Notes 2(4) and 4)					(658)			(658)
Cash dividends			(448)					(448)
Directors' and corporate auditors' bonuses			(42)					(42)
Purchase of treasury stock, net							(9,855)	(9,855)
Balance as of 31st March, 2003	69,034	77,402	(44,286)	(1,582)	(312)	(2,521)	(9,863)	87,872
Issuance of common stock for share exchange		4,491						4,491
Exercise of stock options	105	105						210
Cash dividends		(852)	(453)					(1,305)
Loss on disposition of treasury stock		(1,089)						(1,089)
Transfers to retained earnings from capital surplus		(44,900)	44,900					-
Net income			21,424					21,424
Decrease due to changes in subsidiaries and affiliates		(189)	(2,579)					(2,768)
Adjustment on revaluation of land (Note 2(24))				1,582				1,582
Foreign currency translation adjustments (Note 2(2))						2,302		2,302
Unrealized gains on securities (Notes 2(4) and 4)					8,904			8,904
Directors' and corporate auditors' bonuses			(33)					(33)
Purchase of treasury stock, net							7,096	7,096
Balance as of 31st March, 2004	¥ 69,139	¥ 34,968	¥ 18,973	¥ -	¥ 8,592	¥ (219)	¥ (2,767)	¥ 128,686

The accompanying notes are an integral part of these statements.

	millions of yen							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of 31st March, 2004	¥ 69,139	¥ 34,968	¥ 18,973	¥ -	¥ 8,592	¥ (219)	¥ (2,767)	¥ 128,686
Exercise of stock options	351	351						702
Loss on disposition of treasury stock		(1,204)						(1,204)
Net income			33,343					33,343
Decrease due to changes in subsidiaries and affiliates			(88)					(88)
Foreign currency translation adjustments (Note 2(2))						156		156
Unrealized losses on securities (Notes 2(4) and 4)					(1,296)			(1,296)
Cash dividends			(680)					(680)
Directors' and corporate auditors' bonuses			(286)					(286)
Purchase of treasury stock, net							(2,848)	(2,848)
Balance as of 31st March, 2005	**¥ 69,490**	**¥ 34,115**	**¥ 51,262**	**¥ -**	**¥ 7,296**	**¥ (63)**	**¥ (5,615)**	**¥ 156,485**

	thousands of U.S. dollars (Note 1)							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of 31st March, 2004	$ 643,810	$ 325,620	$ 176,675	$ -	$ 80,006	$ (2,035)	$ (25,770)	$ 1,198,306
Exercise of stock options	3,272	3,271						6,543
Loss on disposition of treasury stock		(11,218)						(11,218)
Net income			310,488					310,488
Decrease due to changes in subsidiaries and affiliates			(820)					(820)
Foreign currency translation adjustments (Note 2(2))						1,451		1,451
Unrealized losses on securities (Notes 2(4) and 4)					(12,064)			(12,064)
Cash dividends			(6,337)					(6,337)
Directors' and corporate auditors' bonuses			(2,662)					(2,662)
Purchase of treasury stock, net							(26,521)	(26,521)
Balance as of 31st March, 2005	**$ 647,082**	**$ 317,673**	**$ 477,344**	**$ -**	**$ 67,942**	**$ (584)**	**$ (52,291)**	**$ 1,457,166**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

CSK CORPORATION and Consolidated Subsidiaries
For each of the three years in the period ended 31st March, 2005

	millions of yen			thousands of U.S. dollars(Note 1)
	2003	2004	**2005**	**2005**
Cash flows from operating activities:				
Income before income taxes and minority interests	¥ 1,170	¥ 38,723	**¥ 64,200**	**$ 597,824**
Adjustments for -				
Depreciation	5,555	6,300	**6,235**	**58,054**
Amortization of goodwill	1,097	823	**12,246**	**114,032**
Loss on write-down of fixed assets	-	-	**3,589**	**33,423**
Increase (Decrease) in allowances and decrease (increase) in prepaid pension costs	(144)	(9,371)	**1,421**	**13,236**
Interest and dividend income	(497)	(679)	**(2,145)**	**(19,975)**
Interest expenses	1,072	756	**979**	**9,119**
Equity in net losses (gains) of unconsolidated subsidiaries and affiliates	3,629	(1,164)	**(369)**	**(3,435)**
Loss (Gain) on sales of investments in securities	(2,976)	(18,853)	**(59,286)**	**(552,063)**
Loss on write-down of investments in securities	15,182	269	**2,641**	**24,587**
Decrease (Increase) in accounts receivable	(1,706)	(6,690)	**19,602**	**182,533**
Decrease (Increase) in inventories	(1,704)	(1,443)	**138**	**1,283**
Decrease (Increase) in venture capital investments	(1,598)	(643)	**(1,609)**	**(14,979)**
Decrease (Increase) in investments related to financial services (Note 3(3))	-	(18,927)	**(14,818)**	**(137,983)**
Increase (Decrease) in accounts payable	2,163	8,340	**(17,724)**	**(165,047)**
Decrease (Increase) in cash segregated as deposits related to securities business	-	-	**(4,503)**	**(41,932)**
Decrease (Increase) in receivables related to margin transactions	-	-	**(18,451)**	**(171,810)**
Increase (Decrease) in payables related to margin transactions	-	-	**14,568**	**135,649**
Increase (Decrease) in deposits received and guarantee deposits received from customers related to securities business	-	-	**4,740**	**44,139**
Others	4,324	4,591	**(929)**	**(8,649)**
Subtotal	25,567	2,032	**10,525**	**98,006**
Interest and dividends income received	500	694	**2,143**	**19,961**
Interest expenses paid	(1,072)	(1,039)	**(1,038)**	**(9,665)**
Income taxes paid	(5,175)	(6,054)	**(10,944)**	**(101,911)**
Net cash provided (used) by operating activities	19,820	(4,367)	**686**	**6,391**

The accompanying notes are an integral part of these statements.

	millions of yen			thousands of U.S. dollars(Note 1)
	2003	2004	**2005**	**2005**
Cash flows from investing activities:				
Net proceeds from sales and purchases of marketable securities	3,079	4,325	**7,068**	**65,821**
Increase (Decrease) in short-term loans receivable, net	(302)	2,572	**(252)**	**(2,351)**
Purchase of property and equipment	(8,043)	(9,547)	**(5,142)**	**(47,879)**
Proceeds from sales of property and equipment	720	2,980	**647**	**6,022**
Purchase of intangible assets	(12,368)	(2,056)	**(2,680)**	**(24,959)**
Purchase of investments in securities	(14,600)	(14,325)	**(10,515)**	**(97,913)**
Proceeds from sales of investments in securities	6,755	52,198	**29,740**	**276,934**
Expenditure for acquisition of subsidiaries' stocks	-	-	**(17,623)**	**(164,101)**
Proceeds from sales of subsidiary's stocks	-	-	**34,799**	**324,040**
Increases in long-term loans receivable	(587)	(2,031)	**(160)**	**(1,485)**
Others (Note 3(3))	(3,172)	6,634	**1,431**	**13,326**
Net cash provided (used) by investing activities	(28,518)	40,750	**37,313**	**347,455**
Cash flows from financing activities:				
Increase (Decrease) in short-term bank loans, net	(7,403)	(44,811)	**(11,794)**	**(109,826)**
Proceeds from long-term debt	23,109	44,126	**-**	**-**
Repayment of long-term debt	(10,693)	(8,340)	**(6,227)**	**(57,988)**
Redemption of corporate bonds	-	(800)	**(4,010)**	**(37,341)**
Issuance of common stock to minority shareholders	642	628	**1,520**	**14,157**
Purchase of treasury stock (Note 3(2))	(13,418)	(604)	**(6,209)**	**(57,817)**
Cash dividends paid	(1,160)	(1,990)	**(758)**	**(7,061)**
Others	10	254	**494**	**4,601**
Net cash used by financing activities	(8,913)	(11,537)	**(26,984)**	**(251,275)**
Effect of exchange rate changes on cash and cash equivalents	5	2	**(25)**	**(235)**
Net increase (decrease) in cash and cash equivalents	(17,606)	24,848	**10,990**	**102,336**
Cash and cash equivalents, at beginning	63,182	45,624	**71,015**	**661,284**
Cash and cash equivalents of initially consolidated subsidiaries, at beginning (Note 2(1))	48	-	**429**	**4,000**
Cash and cash equivalents of subsidiaries removed from consolidation, at beginning (Note 2(1))	-	-	**(265)**	**(2,469)**
Decrease in cash and cash equivalents of subsidiaries removed from consolidation (Note 2(1))	-	-	**(5,053)**	**(47,052)**
Cash and cash equivalents of initially consolidated subsidiaries, at end (Note 2(1))	-	356	**-**	**-**
Increase in cash and cash equivalents by merger, at end (Note 2(1))	-	187	**241**	**2,240**
Cash and cash equivalents, at end (Notes 2(3) and 3(1))	¥ 45,624	¥ 71,015	**¥ 77,357**	**$ 720,339**

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

CSK CORPORATION and Consolidated Subsidiaries

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of CSK CORPORATION (the "Company") and Consolidated Subsidiaries (collectively, the "Group") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. The accounting records of overseas consolidated subsidiaries are maintained in accordance with generally accepted accounting principles prevailing in the respective regions in which they were incorporated. In general, no adjustments on the accounts of overseas consolidated subsidiaries are reflected in the accompanying consolidated financial statements to comply with the Japanese accounting principles followed by the Company and domestic consolidated subsidiaries.

The accompanying consolidated financial statements incorporate certain reclassifications of figures from those included in the Annual Security Report in order to present in a form more familiar to the readers outside Japan. In addition, the notes to consolidated financial statements include certain information which is not required under generally accepted accounting principles in Japan but is presented herein as additional information.

The amounts presented in the consolidated financial statements are rounded to the nearest million yen.

The U.S. dollar amounts in the accompanying consolidated financial statements are included solely for convenience of readers outside Japan. The rate of ¥107.39 = US$1.00, the rate of exchange on 31st March, 2005, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S. dollars at that rate or any other rate.

Certain amounts in the accompanying consolidated financial statements from prior years have been reclassified to conform to the current year presentation.

2. Summary of significant accounting policies

(1) Consolidation and investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries under its control.

Under the current effective control approach, companies controlled by the Company are consolidated regardless of the ownership percentage, and companies influenced by the Company in material degree on their financial, operating, or business policies through investment, personnel, financing, technology, trading or other relationship are accounted for as affiliates regardless of the ownership percentage.

The list of consolidated subsidiaries as of and for the year ended 31st March, 2005 is as follows:

Name of subsidiary
Domestic Subsidiaries:
BUSINESS EXTENSION CORPORATION
JIEC Co., Ltd.
CSI SOLUTIONS Corporation
(On 1st October, 2004, CSI Co., Ltd. changed its corporate name to CSI SOLUTIONS Corporation.)
SUPER SOFTWARE COMPANY LTD.
ServiceWare Corporation
ServiceWare Kyushu Corporation
CSK Network Systems Corporation
QUO CARD Co., Ltd.
Japan Future Information Technology & Systems Co., Ltd.
Financial System Service CO., Ltd.
(On 1st February, 2005, Tradeone Systems Co., Ltd. changed its corporate name to Financial System Service CO., Ltd., and on 1st April, 2005, it changed its corporate name to CSK Securities Service CO., Ltd.)
CSK FIELD SERVICES CO., LTD.
CSK FINANCE CO., LTD.
CVC Business Co., Ltd.
SEIKOU CORPORATION
Plaza Asset Management Co., Ltd.
CSK VENTURE CAPITAL CO., LTD.
CSK Marketing Corporation
ANT, Inc.
Light Works Corporation
ISAO CORPORATION
VeriServe Corporation
CSK Communications Corporation
Fukui CSK Corporation
SHIMANE CSK CORPORATION
IWATE CSK CORPORATION
OITA CSK CORPORATION
FUKUOKA CSK CORPORATION
HOKKAIDO CSK CORPORATION
CSK BUSINESS SERVICE CORPORATION
CSK SYSTEM MANAGEMENT CORPORATION
Cosmo Securities Co., Ltd.
Tsuyama Securities Co., Ltd.
Cosmo Enterprise Co., Ltd.
Overseas Subsidiaries:
Kibo Group, Inc.

CSK SYSTEMS OKINAWA CORPORATION merged with OKINAWA CSK CORPORATION on 1st December, 2002 and changed its corporate name to OKINAWA CSK CORPORATION.

FUKUOKA CSK CORPORATION was newly consolidated at the beginning of fiscal year 2003 due to having come to have materiality.

CSK BUSSINESS SERVICE CORPORATION and CSK SYSTEM MANAGEMENT CORPORATION were established in fiscal year 2004 and therefore were newly consolidated from fiscal year 2004. One to One Direct Co, Inc., SPORTS DATA Corporation, Otenki.com, Inc., Fukui CSK Corporation, SHIMANE CSK CORPORATION, IWATE CSK CORPORATION and HOKKAIDO CSK CORPORATION were newly consolidated at the end of fiscal year 2004 due to having come to have materiality. Tradeone Systems Co., Ltd. had become a consolidated subsidiary due to acquisition of the additional stock of the company by Japan Future Information Technology & Systems Co., Ltd., a subsidiary of the company, in fiscal year 2004. Therefore, it was newly consolidated at the end of fiscal year 2004 and operating results are reflected in the consolidated financial statements by the equity method.

On 1st May, 2003, CSK VENTURE CAPITAL CO., LTD. changed its corporate name to CSK FINANCE CO., LTD., and simultaneously divested a part of its business and established CSK VENTURE CAPITAL CO., LTD., which was consolidated from fiscal year 2004. On 5th January, 2004, CSK Kosan Corporation merged with CSK FINANCE CO., LTD. and changed its corporate name to CSK FINANCE CO., LTD. Also on 1st February, 2004, CSK Communications Corporation merged with OKINAWA CSK CORPORATION.

On 1st April, 2004, CSK Network Systems Corporation divided part of business and established CSK Network Systems Corporation newly, and then merged the remaining business with the Company.

Cosmo Securities Co., Ltd. and its subsidiaries, Tsuyama Securities Co., Ltd. and Cosmo Enterprise Co., Ltd., were newly consolidated from this fiscal year, due to acquisition of stock in April 2004.

Financial System Service Provider Co., Ltd. had become a consolidated subsidiary due to acquisition of the additional stock of the company in this fiscal year. And it also merged with Tradeone Systems Co., Ltd. which was a consolidated subsidiary, in February 2005, and changed its corporate name to Financial System Service CO., Ltd. (presently CSK Securities Service CO., Ltd.)

Although BELLSYSTEM 24, INC. and its subsidiaries, One to One Direct Co, Inc., SPORTS DATA Corporation and Otenki.com, Inc., were consolidated subsidiaries for the first quarter of this fiscal year, they were excluded from consolidation after the sale of shares in August 2004.

Although NextCom K.K. was consolidated by the current interim period, it shifted to application of the equity method, due to the decrease in the share by the merge and the share issuance in December 2004.

SEIKOU CORPORATION and Plaza Asset Management Co., Ltd. were newly consolidated in this fiscal year due to having come to have materiality.

CSK Marketing Corporation and OITA CSK CORPORATION were established in this fiscal year and therefore were newly consolidated from this fiscal year.

Livecom Corporation was excluded from consolidation at the beginning of this fiscal year, due to the completion of liquidation.

CSK Software AG was excluded from consolidation at the beginning of this fiscal year, due to the sale of ownership.

The Company accounts for investments in non-consolidated subsidiaries and affiliates under the cost method as their total assets, sales, net income, and retained earnings were immaterial to the consolidated financial statements of the Group.

One overseas subsidiary has fiscal year-ends of 31st December. All other subsidiaries have 31st March year-end.

JIEC Co., Ltd. changed its fiscal year end from 31st December to 31st March, and the consolidated financial statements for fiscal year 2003, therefore, reflected the results of 15-month operations.

Necessary adjustments are recorded to the accompanying consolidated financial statements for significant transactions during the period between these subsidiaries' fiscal year-end dates and the balance sheet dates.

All significant intercompany transactions and accounts and unrealized intercompany profits are eliminated on consolidation.

On occasion, a consolidated subsidiary or an affiliate accounted for under the equity method may issue its common shares to third parties either in a public offering or upon conversion of convertible bonds, or may acquire its treasury stock. Such transactions result in reduction of the Group's ownership position of the subsidiary or the affiliate. With respect to such transactions, the resulting gains and losses arising from the change in ownership ratio are recognized as "Dilution gain (loss)" for the year when the change in ownership ratio transaction occurs.

The assets and liabilities of a newly consolidated subsidiary are marked to fair value at the time the Company is deemed to have gained control. Material excess of cost over such value of investments in subsidiaries is recognized as goodwill and is amortized over 5 years. Immaterial excess is fully charged to income as amortization of goodwill for the year such transactions occurs. Amortization of goodwill is included in "Selling, general, and administrative expenses" in the consolidated statements of income. A one time depreciation charge for consolidation adjustments for Cosmo Securities Co., Ltd. is included in other expenses due to difficulty in logically forecasting the period over which the effect related to the consolidated adjustment account would emerge, as the securities business is heavily impacted by the external influence of the equity and security markets in this fiscal year.

(2) Translation of foreign currency balances and transactions

Foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Receivables and payables denominated in foreign currencies are translated at the current exchange rates at balance sheet dates.

All the assets and liabilities of foreign subsidiaries are translated at current rates at the respective balance sheet dates. All the income and expense accounts are also translated at current rates at the respective balance sheet dates.

Adjustments arising from translating financial statements of overseas subsidiaries denominated in foreign currencies into Japanese yen, are recorded as a component of shareholders' equity and minority interests in the consolidated balance sheets.

(3) Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, "Cash and cash equivalents" consists of cash on hands, demand deposits, and certain investments with original maturity of three months or less with virtually no risk of loss of values.

(4) Marketable securities and Investments in securities

Trading securities, which are held for the purpose of earning capital gains in near time, are reported at fair value, and the related unrealized gains and losses are included in earnings. Although The Group had no trading securities as of 31st March, 2003 and 2004, the Group has trading securities as of 31st March, 2005 though the newly consolidated Cosmo securities Co., Ltd. Held-to-maturity securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost. Securities other than trading securities and held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities that are publicly traded are reported at fair market value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. Available-for-sale securities that are not publicly traded are stated at cost; cost being determined using the moving-average method.

(5) Derivatives and hedging activities

The Group uses derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency options, foreign currency swaps, interest rate swaps and interest rate caps are utilized by the Group to reduce foreign exchange and interest rate risks. The Group does not enter into derivatives for trading purposes or speculative purposes.

All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are included in earnings. For derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the maturity of the hedged transactions. With regard to accounting method for hedge transaction, deferred hedge accounting is adopted.

(6) Allowance for doubtful accounts

"Allowance for doubtful accounts" is maintained for the amounts deemed uncollectible based on solvency analyses and for estimated delinquency based on collection rates projected from historical credit loss experiences, and for the amounts to cover specific accounts that are estimated to be uncollectible.

(7) Inventories

Items in "Inventories" are principally stated at cost, with cost determined using the specific identification or moving-average methods.

(8) Property and equipment

"Property and equipment", including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. For the Company and domestic subsidiaries, depreciation is computed using the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by Japanese Income Tax Law, except for buildings acquired after 1st April, 1998 which are depreciated using the straight-line method. For overseas subsidiaries, depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(9) Deferred charges and intangible assets

"Deferred charges and intangible assets" includes term land leasehold, capitalized software costs and goodwill. Term land leasehold, capitalized software costs and goodwill are carried at cost less accumulated amortization. Term land leasehold is amortized using the straight-line method over the estimated base on the contract period. Capitalized costs for software for internal use are amortized using the straight-line method over the estimated useful life of the software. Goodwill is amortized using the straight-line method over 5 years essentially. Costs associated with issuance of common shares and corporate bonds are expensed as incurred.

(10) Accrued bonuses to employees

"Accrued bonuses to employees" represents bonuses to employees expected to be paid for their services rendered prior to the balance sheet date.

(11) Allowance for anticipated losses on contracts

"Allowance for anticipated losses on contracts" represents anticipated entire losses to be incurred related to software development and facilities management when the contract revenue and cost indicate a loss.

Because the monetary significance of potential losses arising from those contracts related to software development and facilities management is increasing, from (and including) the fiscal year ended 31st March, 2005 a reserve for loss on software development, etc. has been recorded, based on estimated losses.

This estimated loss, which amounted to ¥529 million in the fiscal year ended 31st March, 2004, was previously recorded as "Accrued expenses" (which has been included in "Other current liabilities" under "Current liabilities" in the Consolidated Balance Sheet), etc.

(12) Allowance for relocation loss

"Allowance for relocation loss" is calculated based on the estimated losses on the disposal of fixed assets, recovery expenses and other relocation losses.

(13) Allowance for loss on liquidation of investments in subsidiaries

"Allowance for loss on liquidation of investments in subsidiaries" is calculated based on the estimated losses expected to incur upon discontinuance of business of a subsidiary.

(14) Accrued employees' retirement benefits

Accrued employees' retirement benefits are calculated based on the estimated retirement obligations less estimated plan assets at the balance sheets date.

At the Company and some of its consolidated subsidiaries, when "Plan assets" exceed an amount of "Projected benefit obligations" minus both "Unrecognized net translation" and "Unrecognized actuarial net loss", the amount in excess is accounted for as "Prepaid pension costs" included in "Investments and other assets".

The net transition amount at the adoption of the new accounting standard for the retirement benefits is amortized mainly over 15 years using the straight-line method.

Unrecognized actuarial net loss is amortized using the straight-line method over the average remaining service period and amortization is started from the following fiscal year of the year when incurred.

Unrecognized prior service cost is amortized in 8 years at some of its consolidated subsidiaries.

On 1st March, 2003, the Company and some of its consolidated subsidiaries obtained an approval from the Minister of Health, Labor and Welfare for exemption from the payment of future benefit obligation by returning relevant pension fund assets to the government. Consequently the projected benefit obligation and the corresponding fund assets under that scheme were accounted for as if extinguished on that date in accordance with the Japanese accounting standards. For details of the effect of this process, refer to Note 12.

On 1st April, 2004, the Company and some of its consolidated subsidiaries shifted a portion of the existing defined benefits pension plan to a defined contribution pension plan in line with the implementation of the defined contribution pension law, applying "Accounting procedures related to shifts between retirement benefits plan" (Financial Accounting Standards Implementation Guidance No. 1).

As the revision date of the relevant rules and regulations fell within fiscal year 2004, the Company and some of its consolidated subsidiaries accounted for other expenses of ¥4,270 million following the partial cessation of the employee retirement benefits plan.

(15) Reserve for securities trading liabilities

The reserve has been recorded for liabilities arising from incidents pertaining to securities trading, as provided for under Securities Exchange Law No. 51 and Ordinance No. 35 of the Cabinet Office Ordinance Concerning Securities Companies.

(16) Research and development costs

Research and development costs are charged to income as incurred.

(17) Income taxes

The Group adopted the asset and liability method for accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to be reversed.

(18) Consumption taxes

Consumption taxes are imposed at a flat rate of 5% on all domestic consumption of goods and services.

The consumption taxes imposed on the Group's sales to customers are withheld by the Group at the time of sale and are paid to the national government subsequently. The consumption taxes withheld from sales are not included in "Sales and operating revenue" but are recorded as a liability and included in "Other current liabilities".

The consumption taxes imposed on the Group's purchases of products, merchandise and services from vendors are not included in costs and expenses but are offset against consumption taxes withheld.

(19) Consolidated tax system

A consolidated tax system has been adopted since fiscal year 2004.

(20) Revenue recognition for primary transactions

a. Computer services

The Group provides customers with services relating to programming, software development for EDP systems, computer operations and various data processing functions. These services are provided either under fixed-amount contracts or hourly-rate contracts. Under the fixed-amount contracts, the Group recognizes revenue when the services are completed and accepted by the customers. Under the hourly-rate contracts, the Group recognizes revenue as it is accrued by multiplying the agreed rates by the number of hours worked. Revenue for data entry services is determined by multiplying the fixed-rate by the volume of processed data.

With respect to computer and other product sales, overseas sales are recorded at the time of shipment. Domestic sales of computers and related supplementary equipment are recorded at the time of acceptance by the customers. Domestic retail sales of personal computers, auxiliary parts and other items are recorded at the time of shipment.

b. Prepaid card sales

All the activities of the prepaid card sales are carried out by QUO CARD Co., Ltd. ("QUO") QUO recognizes sales of prepaid cards at face amounts when they are issued. Cost of sales is recorded based on the usage of cards and recorded estimated additional cost of sales for the unused portion of card.

(21) Leases

Finance leases, other than those which involve transferring of ownership of the leased assets to the lessee, are accounted for in a manner similar to operating leases.

(22) Appropriation of (accumulated deficit) retained earnings

Appropriation of (accumulated deficit) retained earnings reflected in the accompanying consolidated financial statements is recorded after approval by the shareholders as required by the Japanese Commercial Code.

(23) Dividends and earnings per share

The amount of dividends distributed is determined based on unrestricted retained earnings on non-consolidated balance sheets.

"Basic earnings per share" is computed by dividing income applicable to "Common stock" by weighted-average number of shares of common stock outstanding during each year. "Diluted earnings per share" reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares.

Effective from 1st April, 2002 , the Group adopted Accounting Standard No.2 "Accounting Standard for Earnings per Share" and Financial Accounting Standards Implementation Guidance No.4 "Implementation Guidance for application of Accounting Standard for Earnings per Share".

For details of the effect of the change, refer to Note 28.

(24) Adjustment on revaluation of land

The adjustment on revaluation of land recorded as a component of shareholders' equity in the consolidated balance sheets concerns SEGA CORPORATION. However there was no outstanding amount at the end of fiscal year 2004, because SEGA CORPORATION was excluded from application of equity method.

In accordance with the Land Revaluation Law, land used for business operations was revalued. In accordance with Article 119 of the 1998 Cabinet Order Article 2-3 and 2-5 of the Enforcement Ordinance relating to the Land Revaluation Law, the revaluation was performed by the method of calculating the value along with reasonable adjustments and by estate surveyors.

The adoption of the Land Revaluation Law was optional, not mandatory. The Company, its subsidiaries and the other affiliates do not adopt this law.

(25) Accounting standard for impairment of fixed assets

On 9th August, 2002, the Business Accounting Council in Japan issued "Opinion on Establishment of Asset-Impairment Accounting Standards", which requires that certain fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the criterion for impairment recognition is met, an impairment loss as the difference between the carrying amount and the higher of net discounted future cash flows or market value of the asset shall be recognized in the consolidated statements of income. In the case of the Group, this standard shall be effective for the fiscal year beginning 1st April, 2005, and an earlier adoption for the fiscal year beginning 1st April, 2004 is permitted. The Group is currently in the process of assessing the impact on the Group's consolidated financial statements from adoption of this standard.

(26) Investments in partnerships

Due to the enforcement of the "Law Partially Amending the Securities Exchange Law (Law.No.97, 9th June, 2004)" on 1st December, 2004, "Investments in partnerships", which was included in "Other current assets" under "Current assets" in fiscal years 2003 and 2004 is included in "Venture capital investments" under "Current assets" in this fiscal year and "Investments in partnerships", which was included in "Others assets" under "Investments and other assets" in fiscal years 2003 and 2004 is included in "Investments in securities" under "Investments and other assets" in this fiscal year. As a result of this change, in this fiscal year, "Venture capital investments" under "Current assets" increased ¥7,849 million and "Other current assets" under "Current assets" decreased by the same amount, "Investments in securities" under "Investments and other assets" increased ¥2,159 million and "Others assets" under "Investments and other assets" decreased by the same amount.

3. Consolidated statements of cash flows

(1) Reconciliation of "Cash" to "Cash and cash equivalents"

"Cash" as of 31st March, 2003, 2004 and 2005 on the consolidated balance sheets and "Cash and cash equivalents" at 31st March, 2003, 2004 and 2005 on the consolidated statements of cash flows are reconciled as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
Cash	¥ 40,907	¥ 68,050	**¥ 77,510**	**$ 721,764**
Marketable securities	14,276	12,696	**5,966**	**55,550**
Less: Time deposits with original maturities of more than three months or those submitted as collateral for loans	(157)	(502)	**(733)**	**(6,827)**
Less: Equity securities and other marketable securities with original maturities of more than three months	(9,402)	(9,229)	**(5,386)**	**(50,148)**
Cash and cash equivalents	¥ 45,624	¥ 71,015	**¥ 77,357**	**$ 720,339**

(2) Expenditure for acquisition of treasury stock by consolidated subsidiaries is included in "purchase of treasury stock".

(3) Decrease (Increase) in investments related to financial services

"Others" in "Cash flows from investing activities" has been included in "Decrease (Increase) in investments related to financial services" in "Cash flows from operating activities" in fiscal year 2004, because the financial service business has expanded.

Distribution from "Others" in the previous fiscal year is included in "Others" in fiscal year 2004.

(4) Outline of the representative consolidated subsidiaries' assets and liabilities due to acquisition of shares in this fiscal year (consolidated basis)

Cosmo Securities Co., Ltd. as of 31st March, 2004

	millions of yen
Current assets	¥ 122,438
Other assets	8,645
Total assets	¥ 131,083
Current liabilities	¥ 97,328
Long-term liabilities	341
Statutory reserve	327
Total liabilities	¥ 97,996

(5) Outline of the representative removed subsidiaries' assets and liabilities due to sales of shares in this fiscal year (consolidated basis)

BELLSYSTEM 24, INC. as of 31st May, 2004

	millions of yen
Current assets	¥ 35,862
Other assets	18,159
Total assets	¥ 54,021
Current liabilities	¥ 9,233
Long-term liabilities	1,623
Total liabilities	¥ 10,856

4. Marketable securities and Investments in securities

"Marketable securities" and "Investments in securities", of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of 31st March, 2003 were as follows:

	millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	¥ 4,427	¥ 1,349	¥ 996	¥ 4,780
Debt securities	8,104	23	570	7,557
Others	3,281	11	220	3,072
	¥ 15,812	¥ 1,383	¥ 1,786	¥ 15,409
Held- to- maturity-				
Debt securities	¥ 16,625	¥ 80	¥ 2	¥ 16,703

At 31st March, 2003, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

In addition, unrealized losses on investment in partnerships of ¥92 million, net of tax effect, is included in "Unrealized gains on securities" on the consolidated balance sheet and is excluded from this disclosure.

Proceeds from sales of available-for-sale securities were ¥10,612 million for the year ended 31st March, 2003. On those sales, gross realized gains computed on the average cost basis were ¥3,293 million and gross realized losses were ¥141 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of 31st March, 2003 were as follows:

	millions of yen
Available-for-sale securities:	
Money management fund	¥ 3,577
Unlisted stock	9,089
Unlisted bonds	545
Commercial paper	1,497
Investments in unconsolidated subsidiaries and affiliates	5,171

The redemption schedule of debt and equity securities as of 31st March, 2003 were as follows:

	millions of yen
	Available-for-sale and Held-to-maturity
Due within 1 year	¥ 10,278
Due after 1 year through 5 years	15,179
Due after 5 years through 10 years	2,004
Due after 10 years	-
	¥ 27,461

"Marketable securities" and "Investments in securities", of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of 31st March, 2004 were as follows:

	millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	¥ 4,302	¥ 5,829	¥ 491	¥ 9,640
Debt securities	6,988	445	197	7,236
Others*	2,713	6,494	150	9,057
	¥ 14,003	¥ 12,768	¥ 838	¥ 25,933
Held- to- maturity-				
Debt securities	¥ 18,053	¥ 51	¥ 35	¥ 18,069

* Investment in partnerships managed by CSK VENTURE CAPITAL CO., LTD., which is included in "Venture capital investments" on the consolidated balance sheets, is included in "Others".

At 31st March, 2004, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

In addition, unrealized gains on investment in partnerships of ¥2,104 million, net of tax effect, is included in "Unrealized gains(losses) on securities" on the consolidated balance sheets and is excluded from the schedule above.

Proceeds from sales of available-for-sale securities were ¥9,952 million for the year ended 31st March, 2004. On those sales, gross realized gains computed on the average cost basis were ¥6,664 million and gross realized losses were ¥24 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of 31st March, 2004 were as follows:

	millions of yen
Available-for-sale securities:	
Money management fund	¥ 3,468
Unlisted stock	10,150
Unlisted bonds	628
Commercial paper	1,497
Beneficial interest in trust	400
Investment in partnerships	299
Investments in unconsolidated subsidiaries and affiliates	3,802

The redemption schedule of debt and equity securities as of 31st March, 2004 were as follows:

	millions of yen
	Available-for-sale and Held-to-maturity
Due within 1 year	¥ 8,828
Due after 1 year through 5 years	17,693
Due after 5 years through 10 years	1,935
Due after 10 years	341
	¥ 28,797

"Marketable securities" and "Investments in securities", of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of 31st March, 2005 were as follows:

Trading securities (trading securities with market values)

	millions of yen		
	Assets	Liabilities	Unrealized gains (losses)
Equity securities	¥ 693	¥ 30	¥ 7
Bonds	10,922	4,800	59
	¥ 11,615	¥ 4,830	¥ 66

	thousands of U.S. dollars (Note 1)		
	Assets	Liabilities	Unrealized gains (losses)
Equity securities	$ 6,452	$ 279	$ 71
Bonds	101,707	44,694	547
	$ 108,159	$ 44,973	$ 618

Except for trading securities

	millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities*	¥ 6,409	¥ 8,470	¥ 242	¥ 14,637
Debt securities	99	-	14	85
Others**	7,542	4,738	99	12,181
	¥ 14,050	¥ 13,208	¥ 355	¥ 26,903
Held- to- maturity-				
Debt securities	¥ 19,857	¥ 66	¥ 14	¥ 19,909

	thousands of U.S. dollars (Note 1)			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities*	$ 59,679	$ 78,878	$ 2,256	$ 136,301
Debt securities	919	-	133	786
Others**	70,231	44,120	921	113,430
	$ 130,829	$ 122,998	$ 3,310	$ 250,517
Held- to- maturity-				
Debt securities	$ 184,906	$ 619	$ 131	$ 185,394

* Investments related to financial services of ¥6,120 million managed by CSK FINANCE CO., LTD., which are included in "Available-for-sale securities" on the consolidated balance sheet, are included in "Equity securities".

** Investment in partnerships managed by CSK VENTURE CAPITAL CO., LTD., which is included in "Venture capital investments" on the consolidated balance sheets, is included in "Others".

At 31st March, 2005, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

Proceeds from sales of available-for-sale securities were ¥40,780 million for the year ended 31st March, 2005. On those sales, gross realized gains computed on the average cost basis were ¥23,254 million and gross realized losses were ¥394 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of 31st March, 2005 were as follows:

	millions of yen	thousands of U.S. dollars (Note 1)
Available-for-sale securities:		
Money management fund	¥ 580	$ 5,403
Unlisted stock	6,977	64,967
Unlisted bonds	233	2,172
Investment in partnerships	3,797	35,356
Investments in unconsolidated subsidiaries and affiliates	5,461	50,855

The redemption schedule of debt and equity securities as of 31st March, 2005 were as follows:

	millions of yen	thousands of U.S. dollars (Note 1)
	Available-for-sale and Held-to-maturity	Available-for-sale and Held-to-maturity
Due within 1 year	¥ 5,385	$ 50,147
Due after 1 year through 5 years	14,556	135,545
Due after 5 years through 10 years	2,541	23,656
Due after 10 years	-	-
	¥ 22,482	$ 209,348

5. Inventories

At 31st March, 2003, 2004 and 2005, the Group's inventories consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
Goods for resale	¥ 5,542	¥ 5,377	**¥ 819**	**$ 7,627**
Systems in progress	3,811	5,486	**5,418**	**50,452**
Others	235	177	**108**	**1,009**
	¥ 9,588	¥ 11,040	**¥ 6,345**	**$ 59,088**

6. Investments related to financial services

The classification of "Investments related to financial services" is changed from "Investments and other assets" at the end of fiscal year 2003 to "Current assets" at the beginning of fiscal year 2004, because the financial service business has expanded.

"Investments related to financial services" mainly consists of investments in anonymous associations, ¥32,781 million and marketable securities, ¥6,120 million in this fiscal year.

7. Investments in unconsolidated subsidiaries and affiliates

At 31st March, 2003, 2004 and 2005, investments in unconsolidated subsidiaries and affiliates under the equity method are as follows:

	2003		2004		**2005**	
	Equity* Ownership	Capital Stock	Equity* Ownership	Capital Stock	Equity* Ownership	Capital Stock
	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)
Domestic Affiliates:						
SEGA CORPORATION**	25.3	¥ 127,583	-	¥ -	-	¥ -
Financial System Service Provider Co., Ltd.***	-	-	38.8	800	-	-
NextCom K.K.****	-	-	-	-	**29.8**	**3,801**

* Includes direct and indirect ownership.

** SEGA CORPORATION was excluded from application of equity method due to the sale of ownership to third parties at the beginning of the second half of fiscal year 2004.

*** The equity method was newly applied to Financial System Service Provider Co., Ltd. as of 1st April, 2003 due to the increase in materiality, it had become a consolidated subsidiary due to acquisition of the additional stock of the company at this fiscal year. And it merged with Tradeone Systems Co., Ltd. that was the consolidated subsidiary in February 2005, and changed its corporate name to Financial System Service CO., Ltd.(presently CSK Securities Service CO., Ltd.)

**** NextCom K.K. shifted to the application of equity method, due to the decrease in the share by the merge and the share issuance in December 2004.

Investments in other unconsolidated subsidiaries and affiliates are immaterial to the consolidated financial statements of the Group and are therefore accounted for under the cost method.

8. Property and equipment

"Property and equipment" as of 31st March, 2003, 2004 and 2005 consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
Buildings and structures	¥ 30,749	¥ 36,040	**¥ 35,051**	**$ 326,387**
Others	17,807	17,388	**14,118**	**131,468**
	48,556	53,428	**49,169**	**457,855**
Less: Accumulated depreciation	(27,259)	(27,623)	**(25,291)**	**(235,506)**
	21,297	25,805	**23,878**	**222,349**
Land	15,597	13,493	**11,306**	**105,282**
Construction in progress	778	128	**37**	**348**
	¥ 37,672	¥ 39,426	**¥ 35,221**	**$ 327,979**

9. Short-term and long-term debts

(1) Short-term bank loans payable and Commercial paper

The weighted-average interest rate for the "Short-term bank loans payable" were 0.8%, 1.4% and 1.2% as of 31st March, 2003, 2004 and 2005, respectively.

The weighted-average interest rate for the "Commercial paper" was 0.2% as of 31st March, 2003.

It is normal business custom in Japan for short-term bank loans payable to be rolled over each year.

The "Commercial paper" was redeemed as of 31st March, 2004.

(2) Long-term bank loans payable

The weighted-average interest rate for the "Long-term bank loans payable" were 1.5%, 1.4% and 1.4% as of 31st March, 2003, 2004 and 2005, respectively. ¥6,000 million is shown at "Short-term bank loans payable" in the consolidated balance sheets. Repayment schedule of the "Long-term bank loans payable" for the next five years is as follows:

Years ending 31st March	millions of yen	thousands of U.S. dollars (Note 1)
2006	¥ 6,000	$ 55,871
2007	4,500	41,903
2008	-	-
2009	-	-
2010	-	-

(3) Bonds, Convertible bonds payable and Bonds with detachable warrants

"Bonds", "Convertible bonds payable" and "Bonds with detachable warrants" as of 31st March, 2003, 2004 and 2005 consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
Unsecured 6 months Yen TIBOR plus 1.8% bonds due 30th April, 2004 with detachable warrants, holding expiration from 17th April, 2000 to 29th April, 2004	¥ 10	¥ 10	¥ -	$ -
Unsecured 0.9% bonds due 30th June, 2004	4,000	4,000	-	-
Unsecured 1.0% bonds due 28th March, 2004	800	-	-	-
Unsecured 1.1% bonds due 30th September, 2005	1,700	1,700	**1,700**	**15,830**
Unsecured 0.9% bonds due 28th December, 2007	9,000	9,000	**9,000**	**83,807**
Unsecured 1.1% bonds due 28th December, 2007	6,000	6,000	**6,000**	**55,871**
Unsecured 0.5% bonds due 28th December, 2007	5,000	5,000	**5,000**	**46,559**
Unsecured 1.2% bonds due 9th July, 2010	-	8,000	**8,000**	**74,495**
Unsecured 0.4% bonds due 9th July, 2010	-	6,000	**6,000**	**55,871**
Unsecured 1.1% bonds due 30th July, 2010	-	6,000	**6,000**	**55,871**
Unsecured zero-coupon bonds due 2nd September, 2011 with detachable warrants, holding expiration from 2nd October, 2003 to 19th August, 2011 *	-	23,000	**23,000**	**214,173**
Unsecured 0.9% bonds due 3rd October, 2005	-	1,500	**1,500**	**13,968**
	¥ 26,510	¥ 70,210	**¥ 66,200**	**$ 616,445**

* The number of shares of common stock related to detachable warrants is 3,813,692 shares as of 31st March, 2005. The exercise price of warrants is ¥6,030.9.

10. Assets pledged as collateral

At 31st March, 2003, "Accounts payable" of ¥2,207 million, "Short-term bank loans payable" of ¥6,314 million, "Corporate bonds payable" of ¥10 million and "Long-term bank loans payable" of ¥130 million are collateralized by the following assets.

	millions of yen
Cash	¥ 157
Venture capital investments	211
Buildings and structures	832
Land	2,105
Investments in securities	15
Other assets	1,896
	¥ 5,216

In addition, "Venture capital investments" and "Investments in unconsolidated subsidiaries and affiliates" totaling ¥5,256 million and ¥546 million respectively of CSK VENTURE CAPITAL CO., LTD., which are eliminated in consolidation, have been pledged as collateral.

Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts in prepaid cards be collateralized by the issuers. As of 31st March, 2003, the Group has pledged as collateral "Marketable securities" amounting to ¥5,778 million and "Investments in securities" amounting to ¥8,941 million for this purpose. In addition, based on Article 25 of Building Lots and Buildings Transaction Business Law, the Group also has pledged as collateral "Investments in securities" amounting to ¥9 million to secure dealings.

At 31st March, 2004, "Accounts payable" of ¥1,719 million, "Short-term bank loans payable" of ¥7,380 million and "Corporate bonds payable" of ¥10 million are collateralized by the following assets.

	millions of yen
Cash	¥ 482
Investments in securities	2,214
	¥ 2,696

In addition, "Investments in securities" and "Investments in unconsolidated subsidiaries and affiliates" totaling ¥8,084 million and ¥863 million respectively of CSK FINANCE Co., Ltd., which are eliminated in consolidation, have been pledged as collateral.

Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts in prepaid cards be collateralized by the issuers. As of 31st March, 2004, the Group has pledged as collateral "Marketable securities" amounting to ¥3,452 million and "Investments in securities" amounting to ¥12,693 million for this purpose. In addition, based on Article 25 of Building Lots and Buildings Transaction Business Law, the Group also has pledged as collateral "Investments in securities" amounting to ¥10 million to secure dealings.

(1) At 31st March, 2005, "Accounts payable" of ¥1,728 million, "Short-term bank loans payable" of ¥2,382 million and "Payables related to margin transactions" of ¥46,981 million are collateralized by the following assets.

	millions of yen	thousands of U.S. dollars (Note 1)
Trading assets related to securities business	**¥ 1,991**	**$ 18,536**
Investments in securities	**3,437**	**32,006**
	¥ 5,428	**$ 50,542**

In addition, stocks of ¥4,366 million held for customers for margin transactions in relation to sales of securities were pledged as collateral at the fiscal year ended 31st March, 2005.

(2) Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts on prepaid cards be put in escrow by the issuers. As of 31st March, 2005, the Group has put "Marketable securities" amounting to ¥3,476 million and "Investments in securities" amounting to ¥14,472 million in escrow for this purpose. In addition, based on Article 25 of Building Lots and Buildings Transaction Business Law, the Group also has put "Marketable securities" amounting to ¥10 million in escrow to secure dealings.

(3) Trading assets related to securities business were pledged for ¥529 million as substitution for transactional future deposits. Margin transactions in relation to sales of securities were pledged for ¥1,393 million as substitution for transactional future deposits and for ¥24 million as substitution for transactional when-issued deposits, at the fiscal year ended 31st March, 2005.

(4) In connection with the securities business, marketable securities submitted or received on 31st March, 2005 were as follows:

Marketable securities (those included in (1) are excluded) submitted to third parties for margin transactions (at fair value)

	millions of yen	thousands of U.S. dollars (Note 1)
Securities loaned on margin transactions	¥ 10,307	$ 95,976
Securities pledged for loans payable for margin transactions	50,163	467,108
Substitute securities for guarantee deposit paid	424	3,947
Others	18,366	171,026

Marketable securities received from third parties for margin transactions (at fair value)

	millions of yen	thousands of U.S. dollars (Note 1)
Securities pledged for loans receivable for margin transactions	¥ 66,952	$ 623,446
Securities borrowed on margin transactions	3,280	30,544
Securities borrowed by promissory notes	6,526	60,771
Substitute securities for guarantee deposit received on futures	79,844	743,500
Others	1,759	16,382

11. Fair values of off-balance sheet financial instruments

The Group enters into currency related transactions and interest rate related transactions to manage market risks relating to fluctuations in the interest and foreign exchange rates. The Group does not hold or issue financial instruments for trading purposes. The estimated unrealized gains and losses from these contracts at 31st March, 2003, 2004 and 2005 are summarized in the following tables. Market values of option and swap contracts are based on values presented by financial institutions and securities brokers.

Derivative transactions to which hedge accounting has been applied are excluded from the schedule below.

(1) Trading securities (Trading securities with market values)

	millions of yen			
	2005			
	Assets		Liabilities	
	Notional amounts, etc.	Fair value	Notional amounts, etc.	Fair value
Options contracts	¥ 3,259	¥ 2	¥ -	¥ -
Forward exchange contracts	222	1	676	7
Futures/forward contacts	4,137	43	5,662	54

	thousands of U.S. dollars (Note 1)			
	2005			
	Assets		Liabilities	
	Notional amounts, etc.	Fair value	Notional amounts, etc.	Fair value
Options contracts	$ 30,346	$ 20	$ -	$ -
Forward exchange contracts	2,070	11	6,296	67
Futures/forward contacts	38,527	396	52,726	498

(2) Except for trading securities

I. Currency related transaction

	millions of yen			
	2003			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Options:				
Sold (US$) Put	¥ 1,798	¥ 1,079	¥ (51)	¥ (51)

	millions of yen			
	2004			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Options:				
Sold (US$) Put	¥ 1,079	¥ 840	¥ (72)	¥ (72)

	millions of yen			
	2005			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Options:				
Sold (US$) Put	¥ -	¥ -	¥ -	¥ -

	thousands of U.S. dollars (Note 1)			
	2005			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Options:				
Sold (US$) Put	$ -	$ -	$ -	$ -

II. Interest rate related transaction

	millions of yen			
	2003			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Swaps:				
Floating rate receipt				
Fixed rate payment	¥ 2,000	¥ 2,000	¥ (74)	¥ (74)

	millions of yen			
	2004			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Swaps:				
Floating rate receipt				
Fixed rate payment	¥ 2,000	¥ 2,000	¥ (38)	¥ (38)

	millions of yen			
	2005			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Swaps:				
Floating rate receipt				
Fixed rate payment	¥ -	¥ -	¥ -	¥ -

	thousands of U.S. dollars (Note 1)			
	2005			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Swaps:				
Floating rate receipt				
Fixed rate payment	$ -	$ -	$ -	$ -

12. Retirement benefits

The Company and its consolidated subsidiaries have corporate pension fund, tax-qualified pension plan and lump-sum retirement payment plan as defined benefits plan.

On 1st March, 2003, the Company and some of its consolidated subsidiaries obtained approval for exemption from the payment of future benefit obligations in respect of the substitutional portion of the employee pension programs of employees' pension fund from the Minister of Health, Labor and Welfare.

The Company and some of its consolidated subsidiaries shifted a portion of the existing defined benefits pension plan to defined contribution pension plan on 1st April, 2004 in line with the implementation of the defined contribution pension law. On the same date, they received permission from the Minister of Health, Labour and Welfare to return the substitute portion of the employee retirement benefits fund, and they shifted from the employees' pension fund to the corporate pension fund (CSK Corporate Pension Funds) on 1st April, 2004.

"Accrued employees' retirement benefits" as of 31st March, 2003, 2004 and 2005 consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
a. Projected benefit obligations	¥ 36,798	¥ 26,562	**¥ 25,323**	**$ 235,807**
b. Plan assets	(12,705)	(22,783)	**(21,269)**	**(198,057)**
c. Unfunded retirement benefit obligations (a + b)	24,093	3,779	**4,054**	**37,750**
d. Unrecognized net transition amount	(4,904)	(2,867)	**(2,581)**	**(24,032)**
e. Unrecognized actuarial net loss	(13,438)	(4,918)	**(3,296)**	**(30,689)**
f. Unrecognized prior service cost	1,231	1,125	**(1,571)**	**(14,625)**
g. Net amount recognized on the consolidated balance sheet (c + d + e + f)	6,982	(2,881)	**(3,394)**	**(31,596)**
h. Prepaid pension cost	-	(5,478)	**(4,523)**	**(42,113)**
i. Accrued employees' retirement benefits (g – h)	¥ 6,982	¥ 2,597	**¥ 1,129**	**$ 10,517**

In respect of a substitutional portion of the employee pension programs return of employees' pension fund, the Company and some of its consolidated subsidiaries obtained approval from the Minister of Health, Labor and Welfare for exemption from the payment of future benefit obligation by returning relevant pension fund assets to the government. Consequently, for accounting purposes, the projected benefit obligation and the corresponding fund assets under that scheme were extinguished on that date in accordance with the Japanese accounting standards.

In addition, the amount of the relevant pension fund assets to be returned to the government was ¥10,917 million at 31st March, 2003.

The Company and some of its subsidiaries pushed up the eligibility age for the payment of employee pension fund benefits. Thereby, a prior service cost incurred.

The components of pension and severance costs for the year ended 31st March, 2003, 2004 and 2005 were as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
Service cost	¥ 3,141	¥ 2,748	**¥ 1,698**	**$ 15,811**
Interest cost	1,435	877	**582**	**5,418**
Expected return on plan assets	(718)	(148)	**(199)**	**(1,856)**
Amortization of net transition amount	954	471	**261**	**2,428**
Recognized actuarial loss	1,247	1,323	**501**	**4,664**
Amortization of prior service cost	(4,145)	(106)	**392**	**3,656**
Pension and severance costs	1,914	5,165	**3,235**	**30,121**
Loss accompanying the revision of defined contribution plan (Note 2(14))	-	4,270	**(56)**	**(526)**
Others	52	-	**151**	**1,410**
Total	¥ 1,966	¥ 9,435	**¥ 3,330**	**$ 31,005**

Assumptions used in the accounting for retirement benefit obligations for the year ended 31st March, 2003, 2004 and 2005 were as follows:

	2003	2004	**2005**
Discount rate	2.0 - 3.0%	2.0 - 3.0%	**2.0 - 3.0%**
Expected rate of return on plan assets	2.5 - 3.0%	1.0%	**1.0%**
Period of amortization of net transition amount	1 - 15 years	1 - 15 years	**1 - 15 years**
Period of allocation of the actuarial net loss	1 - 12 years	1 - 12 years	**1 - 12 years**
Period of amortization of prior service cost	1 - 12 years	1 - 12 years	**1 - 12 years**

13. Shareholders' equity

"Capital surplus" has been comprised of additional paid-in capital and other capital surplus. Additional paid-in capital, recorded pursuant to the Japanese Commercial Code, primarily consists of proceeds on the issuance of shares of common stock of the Group that were not recorded as "Common stock" (Under the Japanese Commercial Code, the Group is allowed to account for an amount not exceeding one-half of the issue price of new shares as additional paid-in capital). Additional paid-in capital may be transferred to other capital surplus to the extent that the sum of additional paid-in capital and the earned reserve (collectively, "legal reserves") does not fall below 25% of stated capital.

The Japanese Commercial Code also requires all companies to appropriate an amount equivalent to at least 10% of the appropriation of retained earnings paid in cash as an earned reserve until the legal reserves equals 25% of stated capital. The earned reserve may be transferred to unappropriated retained earnings to the extent that the legal reserves do not fall below 25% of stated capital. Capital surplus may be transferred to retained earnings when retained earnings record deficits.

Legal reserves may be transferred to stated capital following suitable director actions or offset against a deficit following suitable shareholder actions.

Other capital surplus includes losses on the disposal of treasury stock.

Year-end cash dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are paid. Interim cash dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Japanese Commercial Code. Such dividends are payable to shareholders of record at the end of the fiscal year or the six month period of the year. In the year ended 31st March, 2003, no interim dividends were paid, but a year-end cash dividends were paid following the approval of the shareholders at the annual general meeting. In the fiscal year ended 31st March, 2004, the full year's dividends per share were paid to increase by ¥3, to ¥15, comprising a final dividends per share of ¥9 and an interim dividends per share of ¥6. In the fiscal year ended 31st March, 2005, no interim dividends were paid, but the full year's dividends per share is planned to increase by ¥2, to ¥17.

Cash dividends are recorded in the consolidated statements of shareholders' equity when paid.

14. Accounting for treasury stock and reduction of legal reserves

Under the amended Japanese Commercial Code, the Group is allowed to acquire its own shares to the extent that the aggregate cost of treasury stock does not exceed the maximum amount available for dividends. Treasury stock is stated at cost in the shareholders' equity in the accompanying balance sheets. Net gain on the resale of treasury stock is presented under "Other capital surplus" within shareholders' equity in the accompanying balance sheets.

From fiscal year 2003, the Group adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reduction of Legal Reserves".

According to revision of regulations for consolidated financial statements, the consolidated financial statements for fiscal year 2003 were prepared in accordance with revised regulations for consolidated financial statements. The effects of this change from the previous accounting standard mainly caused from treasury stock of SEGA CORPORATION and the Company, are as follows:

"Income before income taxes and minority interests" and "Net income" increased ¥1,580 million, "Goodwill" increased ¥158 million, "Investments in unconsolidated subsidiaries and affiliates" decreased ¥3,493 million, "Minority interests" decreased ¥533 million, "Capital surplus" increased ¥188 million, "Retained earnings (Accumulated deficit)" decreased ¥3,218 million, "Adjustment on revaluation of land" increased ¥179 million, "Unrealized gains (losses) on securities" increased ¥26 million, "Foreign currency translation adjustments" increased ¥264 million, "Treasury stock ,at cost" increased ¥699 million.

In order to exchange the Company share, treasury stocks were given instead of issuing new stocks in fiscal year 2003. As an accounting procedure, Financial Accounting Standards Implementation Guidance No.2 "Implementation Guidance for Accounting Standard for Treasury Stock and Reduction of Legal Reserves" was adopted, and a loss on disposal of treasury stock amounting to ¥1,585 million was recorded as capital surplus.

The number of treasury stock is 3,686,698 shares of the Company's common stock at 31st March, 2003, which is held by the Group and an affiliate accounted for under the equity method.

The number of treasury stock is 1,010,545 shares of the Company's common stock at 31st March, 2004, which is held by the Group.

The number of treasury stock is 1,306,007 shares of the Company's common stock at 31st March, 2005, which is held by the Group.

15. Stock-based compensation plans

The Company had introduced stock-based compensation plans as an incentive for directors and selected employees. All of the plans were approved at the annual general meeting of shareholders for each fiscal year. The balance of each plans and outlines are summarized below. In common with all plans, the conditions are subject to adjustment when there are stock splits, share consolidations, additional shares issued at a price less than the market price per share, amalgamations, or corporate splits.

(1) Approved on 29th June, 2000

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors and employees	323,600	¥ 3,522	From 25th July, 2001 to 24th July, 2006

(2) Approved on 28th June, 2001

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors and employees	549,600	¥ 3,639	From 24th July, 2002 to 23rd July, 2007

(3) Approved on 27th June, 2002

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors, directors of subsidiaries and employees	736,000	¥ 4,290	From 1st July, 2003 to 30th June, 2006

(4) Approved on 26th June, 2003

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors, executive officers, employees, directors of subsidiaries, executive officers of subsidiaries and employees of subsidiaries	905,800	¥ 3,770	From 1st July, 2004 to 29th June, 2007

(5) Approved on 26th June, 2003

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Employees	7,800	¥ 4,110	From 1st July, 2004 to 29th June, 2007

(6) Approved on 25th June, 2004

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors, executive officers, employees, directors of subsidiaries, executive officers of subsidiaries and employees of subsidiaries	1,016,700	¥ 4,820	From 1st July, 2005 to 30th June, 2008

(7) Succession of contractual obligation from CSK Network Systems Corporation because of the share exchange

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors of the subsidiary and employees of the subsidiary	41,238	¥ 3,270	From 1st August, 2003 to 31st July, 2006

(8) Succession of contractual obligation from CSK Network Systems Corporation because of the share exchange

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors of the subsidiary and employees of the subsidiary	2,054	¥ 3,270	From 1st August, 2003 to 31st July, 2006

(9) Succession of contractual obligation from ServiceWare Corporation because of the share exchange

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors of the subsidiary and employees of the subsidiary	45,136	¥ 5,302	From 1st July, 2003 to 30th June, 2006

(10) Succession of contractual obligation from ServiceWare Corporation because of the share exchange

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors of the subsidiary and employees of the subsidiary	9,052	¥ 1,804	From 1st July, 2003 to 30th June, 2006

(11) Succession of contractual obligation from Japan Future Information Technology & Systems Co., Ltd. because of the share exchange

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors of the subsidiary, employees of the subsidiary and advisor of the subsidiary	27,384	¥ 12,233	From 1st August, 2003 to 31st July, 2005

(12) Succession of contractual obligation from Japan Future Information Technology & Systems Co., Ltd. because of the share exchange

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors of the subsidiary, employees of the subsidiary and advisor of the subsidiary	27,216	¥ 4,898	From 1st August, 2004 to 31st July, 2007

* The number of shares of common stock is the outstanding balance as of 31st March, 2005.

16. Income taxes

The Group is subject to number of different income taxes. The applicable statutory tax rates in Japan for the year ended 31st March, 2003 and 2004 were approximately 42.1%, respectively. For the year ended 31st March, 2005 were approximately 40.7%.

A reconciliation of the difference between the effective income tax rate and statutory income tax rate for the year ended 31st March, 2003, 2004 and 2005 are as follows:

	2003	2004	**2005**
Statutory income tax rate	42.1 %	42.1 %	**40.7 %**
Increase (decrease) in tax rate:			
Non-deductible expenses for tax purposes	21.1	0.6	**0.5**
Base portion of inhabitants tax	11.7	0.4	**0.4**
Equity in net losses (incomes) of unconsolidated subsidiaries and affiliates	132.2	(1.3)	**(0.2)**
Amortization of goodwill	39.4	0.9	**7.8**
Dilution losses (gains)	(15.3)	(0.3)	**0.4**
Increase and decrease in valuation allowance for deferred income tax assets	778.3	(8.6)	**(6.1)**
Gain on sales of investments in securities	35.3	2.4	**2.6**
Loss on sales of investments in securities	6.4	-	**(1.4)**
Loss on write-down of investments in securities	(2,332.9)	-	**-**
Correction of decrease in deferred tax assets due to change in tax rate *	134.4	-	**-**
Others	16.7	(1.0)	**(0.4)**
Effective income tax rate	(1,130.6)%	35.2 %	**44.3 %**

* On 31st March, 2003, the Japanese National Diet approved changes in the Local Tax Laws, which includes a reduction of the standard rate of the enterprise tax effective from 1st April, 2004. As a result of the above change, the effective statutory income tax rate to be applied for the calculation of Deferred Income Tax (non-current) is mainly changed from 42.1% to 40.5% and the income tax - deferred was increased by ¥1,573 million and deferred income tax (non-current) was decreased by ¥1,552 million as compared to the amounts which had been calculated if the effective statutory income tax rate had been unchanged.

The significant components of deferred income tax assets and liabilities at 31st March, 2003, 2004 and 2005 are as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
Deferred income tax assets:				
Tax losses carried-forward *	¥ 22,414	¥ 43,087	**¥ 28,316**	**$ 263,669**
Provision for allowance for doubtful accounts	712	803	**927**	**8,627**
Loss on write-down of marketable securities	1,835	5,083	**4,248**	**39,559**
Loss on write-down of investments in subsidiaries and affiliates	30,269	-	**-**	**-**
Accrued bonuses to employees	1,707	2,347	**2,477**	**23,069**
Unrealized intercompany profits	4,210	5,429	**382**	**3,560**
Accrued employees' retirement benefits	2,518	994	**675**	**6,282**
Accrued enterprise tax	337	700	**391**	**3,642**
Depreciation expense	465	373	**311**	**2,897**
Loss on write-down of fixed assets	-	-	**1,596**	**14,865**
Allowance for anticipated losses on contracts	-	-	**495**	**4,606**
Others	3,558	4,868	**4,313**	**40,166**
Gross deferred income tax assets	68,025	63,684	**44,131**	**410,942**
Less: Valuation allowance	17,210	14,486	**20,066**	**186,854**
Total deferred income tax assets	50,815	49,198	**24,065**	**224,088**
Deferred income tax liabilities:				
Unrealized gains on securities	566	6,799	**6,007**	**55,937**
Prepaid pension costs	-	2,271	**1,869**	**17,406**
Others	4	3	**8**	**70**
Gross deferred income tax liabilities	570	9,073	**7,884**	**73,413**
Net deferred income tax assets (liabilities)	¥ 50,245	¥ 40,125	**¥ 16,181**	**$ 150,675**

*Deferred income tax assets relating to operating losses are recorded as required by Japanese accounting standard.

The benefit of "Tax losses Carried-forward" are estimated and recorded as assets, with deduction of a valuation allowance if it is expected that some portion or all of the deferred income tax assets will not be realized.

17. Research and development costs

Research and development costs included in "Cost of sales" and "Selling, general and administrative expenses" for the years ended 31st March, 2003, 2004 and 2005 totaled ¥669 million, ¥267 million and ¥218 million, respectively.

18. Gain on sales of investments in securities

For the year ended 31st March, 2005, "Gain on sales of investments in securities" is mainly due to the sale of shares in BELLSYSTEM24, INC. and Vodafone K.K.

19. Loss on write-down of investments in securities

For the year ended 31st March, 2003, "Loss on write-down of investments in securities" included special amortization of goodwill, which consisted of SEGA CORPORATION (¥6,473 million) and JIEC Co., Ltd. (¥1,315 million).

20. Dilution gain

For the year ended 31st March, 2003, conversion of convertible bonds by SEGA CORPORATION mainly resulted in "Dilution gain".

For the year ended 31st March, 2004, issuance of common shares to minority shareholders by VeriServe Corporation mainly resulted in "Dilution gain".

For the year ended 31st March, 2005, issuance of common shares to minority shareholders by NextCom K.K. mainly resulted in "Dilution loss".

21. Relocation loss

Relocation loss is the moving cost relating to relocation.

For the years ended 31st March, 2003, 2004 and 2005, "Relocation loss" were mainly provision for allowance for relocation loss.

22. Gain on sales of real estate

For the year ended 31st March, 2003, "Gain on sales of real estate" was profit on sales of land and building for resale.

23. Loss on write-down of fixed assets

For the year ended 31st March, 2005, "Loss on write-down of fixed assets" is the evaluated loss of the fixed assets to be sold at fair value.

24. Amortization of goodwill

For the year ended 31st March, 2005, "Amortization of goodwill" is a one-time depreciation on consolidated adjustments relating to Cosmo Securities Co., Ltd.

For details of the reason of a one-time depreciation, refer to Note 2(1).

25. Leases

The Group leases certain furniture and office equipment under non-cancelable operating and finance leases. Finance leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except leases that do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan.

The summary of future minimum payments under operating leases and finance leases without transfer of ownership as of 31st March, 2003, 2004 and 2005 is as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
Operating leases:				
Due within one year	¥ 105	¥ 53	**¥ 44**	**$ 411**
Thereafter	55	6	**12**	**107**
	¥ 160	¥ 59	**¥ 56**	**$ 518**
Finance leases:				
Due within one year	¥ 1,439	¥ 1,489	**¥ 1,954**	**$ 18,199**
Thereafter	2,893	2,698	**3,815**	**35,521**
	¥ 4,332	¥ 4,187	**¥ 5,769**	**$ 53,720**

Lease expenses on finance lease contracts without ownership transfer for the years ended 31st March, 2003, 2004 and 2005 were ¥1,545 million, ¥1,903 million and ¥2,342 million, respectively.

Pro forma data as of 31st March, 2003, 2004 and 2005 as to acquisition cost, accumulated depreciation, net book value, depreciation expense and interest expense of the assets leased under finance leases without transfer of ownership are summarized as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
Pro forma acquisition cost	¥ 7,588	¥ 6,983	**¥ 9,926**	**$ 92,427**
Pro forma accumulated depreciation	(3,437)	(2,967)	**(4,327)**	**(40,289)**
Pro forma net book value	¥ 4,151	¥ 4,016	**¥ 5,599**	**$ 52,138**
Pro forma depreciation expense	¥ 1,405	¥ 1,698	**¥ 2,106**	**$ 19,611**
Pro forma interest expense	¥ 192	¥ 246	**¥ 242**	**$ 2,253**

Depreciation is based on the straight-line method over the lease term of the leased assets with no residual value.

The Group also leases certain computer equipment to customers in conjunction with system consulting and development activities. These leases also do not involve the transfer of ownership and therefore are accounted for by a method similar to operating leases.

26. Loan commitment agreements

(1) Lender

The Group adopts the CSK Group Cash Management System (CMS) to ensure agile and efficient cash arrangements for group companies.

The Company concluded master agreements for CMS that have set out the availability granted among 23 group companies in the fiscal year 2003.

The Company concluded master agreements for CMS that have set out the availability granted among 21 group companies (all consolidated subsidiaries) in the fiscal year 2004 and 2005.

The remaining portion of credit line which has not been utilized to the group companies under these agreements as of 31st March, 2003, 2004 and 2005 are as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
Total availability granted by CMS	¥ 230	¥ -	¥ -	$ -
Used portion of credit line	-	-	-	-
Remaining portion of credit line	¥ 230	¥ -	¥ -	$ -

In addition, total availability granted by CMS is not necessarily utilized, because the intended use of the funds is limited in the master agreements of CMS.

(2) Borrower

The Company has concluded loan commitment agreements with three banks to provide circulating funds efficiently.

The remaining portion of credit line which has not been utilized by the Company under these agreements as of 31st March, 2003, 2004 and 2005 are as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2003	2004	**2005**	**2005**
Total availability granted	¥ 20,000	¥ 20,000	¥ -	$ -
Used portion of credit line	-	-	-	-
Remaining portion of credit line	¥ 20,000	¥ 20,000	¥ -	$ -

27. Related party transactions (non-consolidated basis)

The Group had the following significant transactions with its related parties for the year ended 31st March, 2003:

(1) In September 2002, the Company sold all its shares of Sega Logistics Services, Ltd. to SEGA CORPORATION for ¥50 million. The sales price was based on an appraisal performed by a third party.
(2) For the year ended 31st March, 2003, the Company acquired shares of NextCom K.K., ISAO CORPORATION and CSK VENTURE CAPITAL CO., LTD. from SEGA CORPORATION for ¥ 754million. The purchase prices of publicly-held companies were based on the share prices in the respective capital markets and the purchase prices of closely-held companies were based on appraisals performed by third parties.
(3) The Company purchased treasury stock amounting to ¥7,312 million from SEGA CORPORATION, through the trading system "ToSTNet-2" managed by Tokyo Stock Exchange,Inc.

The Group had no significant transactions with its related parties for the year ended 31st March, 2004 and 2005.

28. Information about earnings per share

	yen			U.S.dollars (Note 1)
	2003*	2004	**2005**	**2005**
Shareholders' equity per share	¥ 1,237.10	¥ 1,702.47	**¥ 2,072.02**	**$ 19.29**
Basic earnings per share**	¥ 148.25	¥ 283.85	**¥ 437.31**	**$ 4.07**
Diluted earnings per share**	¥ 144.03	¥ 273.91	**¥ 412.04**	**$ 3.84**

* From the fiscal year 2003, the Group adopted the new Japanese accounting standard and guidelines.

If the same method as in the previous fiscal year had been applied to the results for the year ended 31st March, 2003, the Group would have reported the following per share figures:

	yen
Shareholders' equity per share	¥ 1,237.71
Basic earnings per share	¥ 146.90
Diluted earnings per share	¥ 146.90

** The basic facts underlying the calculation of "Basic earnings per share" and "Diluted earnings per share" are as follows:

	millions of yen			thousands of U.S.dollars (Note 1)
	2003	2004	**2005**	**2005**
Net income per share				
Net income	¥ 10,782	¥ 21,424	**¥ 33,343**	**$ 310,488**
Amount not attributable to common shareholders	¥ 17	¥ 102	**¥ 198**	**$ 1,843**
(Of which , amount paid out as bonuses to directors pursuant to Statement of appropriation of Net income)	¥ 17	¥ 102	**¥ 198**	**$ 1,843**
Net income related to common stock	¥ 10,764	¥ 21,323	**¥ 33,145**	**$ 308,645**
Average number of shares outstanding during term (thousands of shares)	72,610	75,119	**75,793**	**75,793**
Diluted earnings per share***				
Net income adjustment	¥ 307	¥ 128	**¥ 161**	**$ 1,500**
(Of which, effect from dilution of affiliated company stock)	¥ 307	¥ 128	**¥ 161**	**$ 1,500**
Increase in common stock (thousands of shares)	-	2,257	**4,258**	**4,258**

*** Outline of stock not included in diluted earnings per share due to lack of diluted effect as at 31st March, 2003:

Company name	Diluted earnings per share	Number of shares
CSK CORPORATION	Bonds with detachable warrants (Notes 15(1), 15(2) and 15(3))	18,331****
JIEC Co., Ltd.	Bonds with detachable warrants	1,177
ServiceWare Corporation	Bonds with detachable warrants	690****
CSK Network Systems Corporation	Bonds with detachable warrants	909****
Japan Future Information Technology & Systems Co., Ltd.	Bonds with detachable warrants	478
BELLSYSTEM 24, INC.	Bonds with detachable warrants	19,522*****
SEGA CORPORATION	Bonds with detachable warrants	11,136****

Company name	Diluted earnings per share	millions of yen
SEGA CORPORATION	Convertible bond outstanding	¥51,806

*** Outline of stock not included in diluted earnings per share due to lack of diluted effect as at 31st March, 2004:

Company name	Diluted earnings per share	Number of shares
CSK CORPORATION	Bonds with detachable warrants (Notes 15(2) and 15(3))	13,792****
	Bonds with detachable warrants (Note 15(9))	728******
JIEC Co., Ltd.	Bonds with detachable warrants	1,141
Japan Future Information Technology & Systems Co., Ltd.	Bonds with detachable warrants	1,496
BELLSYSTEM 24, INC.	Bonds with detachable warrants	29,357*****
NextCom K.K.	Bonds with detachable warrants	2,510

*** Outline of stock not included in diluted earnings per share due to lack of diluted effect as at 31st March, 2005:

Company name	Diluted earnings per share	Number of shares
CSK CORPORATION	Bonds with detachable warrants (Note 15(6))	10,167****
	Bonds with detachable warrants (Note 15(9))	728******
	Bonds with detachable warrants (Notes 15(11) and 15(12))	975*******
NextCom K.K.	Bonds with detachable warrants	659
VeriServe Corporation	Bonds with detachable warrants	281

**** 100 of share

***** 10 of share

****** 62 of share

******* 56 of share

29. Segment information

The Group operates principally in four segments: computer services, financial services, securities services, prepaid card sales. (Changed segmentation in the current period)

Segment	Major products and services
Computer services	Software development, systems integration, facilities management, business process outsourcing and other related services
	Computer and other product sales, engineering of intelligent buildings, intelligent buildings lease
Financial services	Investment in venture companies, investment in anonymous associations, real estate and others, management of investment trust
Securities services	Securities business and other related services
Prepaid card sales	Issuance and settlement of prepaid cards, development and sales of card systems

Change the classification of business segments

To reflect the Group reorganization, full-scale entry into financial services, and entry into the Securities services market through the acquisition of shares in Cosmo Securities Co., Ltd., business segments are being changed from the current period under review onwards. The four former categories of Computer services, Computer and other product sales, Prepaid card sales, and Others have been changed to the following four categories of Computer services, Financial services, Securities services, and Prepaid card sales.

Key changes within the segment are as follows.

1) *Computer* and *other product sales*, and the intelligent buildings lease component of *Others* have been combined with the former *Computer services* segment to form a revised *Computer services* segment.

2) *Financial services* components (investment in venture companies, investment in anonymous associations and venture capital) of the previous *Others* segment have been included in a new independent category *Financial services.*

3) A new *Securities services* segment has been established.

The segment information of the Group for each of the three years in the period ended 31st March, 2005 classified by segment is presented below:

	millions of yen						
	For the year ended 31st March, 2003						
	Computer services	Computer and other product sales	Prepaid card sales	Others	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:							
Outside customers	¥ 231,624	¥ 68,553	¥ 55,840	¥ 1,488	¥ 357,505	¥ -	¥ 357,505
Inter-segment sales/transfers	596	1,675	9	598	2,878	(2,878)	-
Total	232,220	70,228	55,849	2,086	360,383	(2,878)	357,505
Costs and expenses	212,388	67,331	55,104	3,403	338,226	(2,814)	335,412
Operating income (loss)	¥ 19,832	¥ 2,897	¥ 745	¥ (1,317)	¥ 22,157	¥ (64)	¥ 22,093
Assets	¥ 149,957	¥ 38,041	¥ 25,096	¥ 26,707	¥ 239,801	¥ 105,366	¥ 345,167
Depreciation	¥ 5,155	¥ 261	¥ 83	¥ 52	¥ 5,551	¥ 4	¥ 5,555
Capital expenditure	¥ 17,571	¥ 2,489	¥ 114	¥ 721	¥ 20,895	¥ -	¥ 20,895

	millions of yen						
	For the year ended 31st March, 2004						
	Computer services	Financial services	Securities services	Prepaid card sales	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:							
Outside customers	¥ 317,818	¥ 9,185	¥ -	¥ 51,470	¥ 378,473	¥ -	¥ 378,473
Inter-segment sales/transfers	336	12	-	18	366	(366)	-
Total	318,154	9,197	-	51,488	378,839	(366)	378,473
Costs and expenses	296,301	3,531	-	50,574	350,406	(223)	350,183
Operating income	¥ 21,853	¥ 5,666	¥ -	¥ 914	¥ 28,433	¥ (143)	¥ 28,290
Assets	¥ 212,656	¥ 52,036	¥ -	¥ 23,194	¥ 287,886	¥ 88,105	¥ 375,991
Depreciation	¥ 6,169	¥ 26	¥ -	¥ 97	¥ 6,292	¥ 8	¥ 6,300
Capital expenditure	¥ 11,383	¥ 166	¥ -	¥ 43	¥ 11,592	¥ -	¥ 11,592

Note: Information by business segment for the year ended 31st March, 2004 is modified in the new business segments for useful information.

	millions of yen						
	For the year ended 31st March, 2005						
	Computer services	Financial services	Securities services	Prepaid card sales	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:							
Outside customers	¥ 235,607	¥ 10,721	¥ 20,728	¥ 52,938	¥ 319,994	¥ -	¥ 319,994
Inter-segment sales/transfers	572	-	2	34	608	(608)	-
Total	236,179	10,721	20,730	52,972	320,602	(608)	319,994
Costs and expenses	222,034	3,669	18,433	52,270	296,406	(458)	295,948
Operating income	¥ 14,145	¥ 7,052	¥ 2,297	¥ 702	¥ 24,196	¥ (150)	¥ 24,046
Assets	¥ 117,398	¥ 70,710	¥ 157,985	¥ 26,567	¥ 372,660	¥ 82,977	¥ 455,637
Depreciation	¥ 5,470	¥ 74	¥ 571	¥ 114	¥ 6,229	¥ 5	¥ 6,234
Capital expenditure	¥ 5,939	¥ 41	¥ 995	¥ 531	¥ 7,506	¥ -	¥ 7,506

	thousands of U.S. dollars (Note 1)						
	For the year ended 31st March, 2005						
	Computer services	Financial services	Securities services	Prepaid card sales	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:							
Outside customers	$2,193,935	$ 99,835	$ 193,016	$ 492,948	$2,979,734	$ -	$ 2,979,734
Inter-segment sales/transfers	5,329	-	19	320	5,668	(5,668)	-
Total	2,199,264	99,835	193,035	493,268	2,985,402	(5,668)	2,979,734
Costs and expenses	2,067,553	34,160	171,647	486,733	2,760,093	(4,274)	2,755,819
Operating income	$ 131,711	$ 65,675	$ 21,388	$ 6,535	$ 225,309	$ (1,394)	$ 223,915
Assets	$1,093,193	$ 658,442	$1,471,132	$ 247,393	$3,470,160	$ 772,669	$ 4,242,829
Depreciation	$ 50,938	$ 687	$ 5,315	$ 1,066	$ 58,006	$ 48	$ 58,054
Capital expenditure	$ 55,306	$ 378	$ 9,267	$ 4,941	$ 69,892	$ -	$ 69,892

(1) The assets of ¥105,366 million, ¥88,105 million and ¥82,977 million at 31st March, 2003, 2004 and 2005, respectively included in the "Elimination and corporate" column mainly consist of the Company's working funds (cash and marketable securities), long-term investment funds (investment in securities) and other assets which belong to the administrative departments.

(2) Unallocated costs and expenses in the "Elimination and corporate" column for the years ended 31st March, 2003, 2004 and 2005 were ¥64 million, ¥143 million and ¥150 million, respectively. These costs were incurred as expenses relating to administrative departments.

(3) "Depreciation" and "Capital expenditure" include long-term prepayments, deferred charges and their amortization.

(4) For the year ended 31st March, 2005, decrease of "Assets" in "Computer services" segment was mainly due to exclusion of CSK BELLSYSTEM 24, INC. and NextCom K.K. from consolidation.

Segment information for geographic locations is omitted for each of the three years in the period ended 31st March, 2005 since total assets and sales for "Japan" segment exceeded 90 percent of total assets and sales in each of such years. Information regarding overseas sales were omitted for each of the three years in the period ended 31st March, 2005 since total overseas sales was less than 10 percent of consolidated total sales in each of such years.

30. Subsequent events

Stock-based compensation plans

The new stock-based compensation plan was approved at the annual general meeting of shareholders held on 28th June, 2005. The outline of the plan is as follows:

Persons qualified	Number of shares of common stock *	Exercise price	Exercise period
Directors, executive officers, employees, directors of subsidiaries, executive officers of subsidiaries and employees of subsidiaries	Maximum 1,150,000	All options are exercisable at the market price of the grant date.	From 1st July, 2006 to 30th June, 2009

*In common with the above plans, the exercise price is subject to adjustment when there are stock splits, share consolidations, additional shares issued at a price less than the market price per share, amalgamations, or corporate splits.

Non-Consolidated Balance Sheets

CSK CORPORATION
As of 31st March, 2003, 2004 and 2005

ASSETS	millions of yen 2003	millions of yen 2004	millions of yen 2005	thousands of U.S. dollars(Note 1) 2005
Current assets:				
Cash	¥ 13,226	¥ 34,515	¥ **52,166**	$ **485,762**
Notes and accounts receivable	29,526	36,386	**24,539**	**228,506**
Systems in progress	2,962	4,274	**4,527**	**42,154**
Deferred income taxes	2,046	6,265	**6,942**	**64,643**
Short-term loans to subsidiaries and affiliates	13,916	23,384	**30,872**	**287,479**
Other current assets	3,989	3,220	**8,198**	**76,336**
Allowance for doubtful accounts	(792)	(47)	**(39)**	**(364)**
Total current assets	64,873	107,997	**127,205**	**1,184,516**
Property and equipment, net of accumulated depreciation	23,211	28,708	**26,311**	**245,007**
Deferred charges and intangible assets	11,210	10,911	**10,849**	**101,020**
Investments and other assets:				
Investments in securities	8,604	9,888	**7,534**	**70,156**
Investments in subsidiaries and affiliates	71,583	62,278	**74,461**	**693,367**
Investments in partnerships	5,360	4,065	**0**	**0**
Long-term loans to subsidiaries and affiliates	1,397	4,323	**4,111**	**38,284**
Prepaid pension costs	-	5,243	**4,215**	**39,246**
Deferred income taxes	38,188	24,931	**9,293**	**86,532**
Fixed leasehold deposits	7,992	6,278	**7,328**	**68,238**
Other assets	1,137	2,066	**1,989**	**18,522**
Allowance for investment loss	-	-	**(2,741)**	**(25,519)**
Allowance for doubtful accounts	(218)	(2,694)	**(774)**	**(7,209)**
	134,043	116,378	**105,416**	**981,617**
Total assets	¥ 233,337	¥ 263,994	¥ **269,781**	$ **2,512,160**

LIABILITIES AND SHAREHOLDERS' EQUITY	millions of yen 2003	millions of yen 2004	millions of yen 2005	thousands of U.S. dollars(Note 1) 2005
Current liabilities:				
Accounts payable	¥ 15,915	¥ 23,091	**¥ 11,625**	**$ 108,250**
Short-term bank loans and commercial paper	50,500	3,500	**1,000**	**9,312**
Current portion of long-term debt	6,464	6,096	**6,000**	**55,871**
Accrued expenses	2,778	2,917	**2,958**	**27,544**
Accrued income taxes	33	23	**671**	**6,247**
Deposits received	18,304	24,595	**21,203**	**197,436**
Accrued bonuses to employees	3,050	3,325	**3,352**	**31,213**
Allowance for anticipated losses on contracts	-	-	**1,215**	**11,319**
Allowance for relocation loss	1,124	269	**95**	**888**
Allowance for loss on liquidation of investments in subsidiaries	-	236	**-**	**-**
Other current liabilities	3,187	2,357	**3,865**	**35,989**
Total current liabilities	101,355	66,409	**51,984**	**484,069**
Long-term liabilities:				
Long-term debt	36,596	73,500	**67,500**	**628,550**
Guarantee deposits received	742	682	**728**	**6,778**
Accrued employees' retirement benefits	2,824	-	**-**	**-**
Accrued directors' retirement benefits	-	134	**113**	**1,053**
Total long-term liabilities	40,162	74,316	**68,341**	**636,381**
Shareholders' equity:				
Common stock-				
Authorized: 298,000,000 shares				
Issued: 74,703,064 shares in 2003				
76,538,663 shares in 2004				
76,733,284 shares in 2005	69,034	69,139	**69,490**	**647,082**
Capital surplus	75,940	33,663	**32,223**	**300,056**
Retained earnings (Accumulated deficit)	(44,900)	18,069	**52,151**	**485,621**
Unrealized gains (losses) on securities	(161)	3,045	**1,207**	**11,240**
Treasury stock, at cost	(8,093)	(647)	**(5,615)**	**(52,289)**
Total shareholders' equity	91,820	123,269	**149,456**	**1,391,710**
Total liabilities and shareholders' equity	¥ 233,337	¥ 263,994	**¥ 269,781**	**$ 2,512,160**

Non-Consolidated Statements of Operations

CSK CORPORATION

For each of the three years in the period ended 31st March, 2005

	millions of yen			thousands of U.S. dollars(Note 1)
	2003	2004	**2005**	**2005**
Operating revenues:				
Computer services	¥ 96,146	¥ 94,369	**¥ 103,890**	**$ 967,411**
Computer and other product sales	31,838	50,205	**32,948**	**306,807**
Rental	1,362	1,847	**1,528**	**14,224**
	129,346	146,421	**138,366**	**1,288,442**
Operating costs and expenses:				
Computer services	75,112	74,693	**83,767**	**780,022**
Computer and other product sales	30,132	48,185	**31,062**	**289,243**
Rental	473	1,005	**556**	**5,181**
Selling, general and administrative expenses	13,424	14,645	**15,581**	**145,084**
	119,141	138,528	**130,966**	**1,219,530**
Operating income	10,205	7,893	**7,400**	**68,912**
Other income (expenses):				
Interest and dividend income	867	2,387	**3,323**	**30,944**
Interest expenses	(878)	(781)	**(620)**	**(5,775)**
Income (loss) from investments in partnerships	(2,096)	890	**473**	**4,402**
Gain on sales of investments in securities, net	8,138	3,548	**12,282**	**114,369**
Gain on sales of investments in subsidiaries and affiliates	75	19,859	**36,079**	**335,967**
Loss on write-down of fixed assets	-	-	**(3,589)**	**(33,423)**
Loss on write-down of investments in securities	(2,248)	-	**(2,070)**	**(19,273)**
Loss on write-down of investments in subsidiaries and affiliates	(75,015)	-	**-**	**-**
Loss on liquidation of investments in subsidiaries	(0)	-	**-**	**-**
Additional premium severance payments	-	(302)	**-**	**-**
Provision for allowance for investment loss	-	-	**(2,740)**	**(25,519)**
Provision for allowance for doubtful accounts	(417)	(1,850)	**(15)**	**(136)**
Provision for allowance for relocation loss	(1,124)	(125)	**-**	**-**
Provision for allowance for loss on liquidation of investments in subsidiaries	-	(236)	**-**	**-**
Provision for accrued directors' retirement benefits	-	(135)	**-**	**-**
Loss on revision of retirement benefits plan	-	(4,052)	**-**	**-**
Others, net	(970)	(2,248)	**(1,704)**	**(15,870)**
	(73,668)	16,955	**41,419**	**385,686**
Income (loss) before income taxes	(63,463)	24,848	**48,819**	**454,598**
Income taxes:				
Current	32	(518)	**(1,373)**	**(12,784)**
Deferred	(15,738)	6,839	**16,723**	**155,723**
Net income (loss)	¥ (47,757)	¥ 18,527	**¥ 33,469**	**$ 311,659**

	yen			U.S. dollars (Note 1)
Per share information:				
Basic earnings per share	¥ (649.69)	¥ 243.03	**¥ 440.33**	**$ 4.10**
Cash dividends	¥ 12.00	¥ 15.00	**¥ 17.00**	**$ 0.16**

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

Report of Independent Auditors

To the Board of Directors of CSK CORPORATION

We have audited the accompanying consolidated balance sheets of CSK CORPORATION and its subsidiaries as of 31st March, 2003, 2004 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSK CORPORATION and its subsidiaries as of 31st March, 2003, 2004 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As described in Note 14, effective for the year ended 31st March, 2003, CSK CORPORATION and its subsidiaries adopted new Japanese accounting standards for treasury stock and reduction of legal reserves.

In addition, as described in Note 29, effective for the year ended 31st March, 2005, CSK CORPORATION changed the classification of their business segments.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

28th June, 2005

CSK Group Information (As of 1st July, 2005)

CSK CORPORATION

Head Office
CSK Aoyama Bldg.,
2-26-1, Minami-Aoyama, Minato-ku,
Tokyo 107-0062, Japan
TEL: +81-3-6438-3000

Oak Office
Sumitomo Fudosan Shinjuku Oak Tower,
6-8-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 163-6020, Japan
TEL. +81-3-6901-5000

Shinjuku Sumitomo Office
Shinjuku Sumitomo Bldg. 15F,
2-6-1,Nishi-Shinjuku, Shinjuku-ku,
Tokyo 163-0215, Japan
TEL. +81-3-5321-3951

CSK Computer and Information Education Center
2-5-1, Suwa,Tama-shi,
Tokyo 206-0024, Japan
TEL: +81-42-372-7111

CSK e-Service Data Center
TEL: +81-3-6438-3134

West Japan Branch Office
Osaka Securities Exchange Bldg.,
1-8-16, Kitahama, Chuo-ku,
Osaka 541-0041, Japan
TEL: +81-6-6223-8800

Chubu Branch Office
Nissay Murase Bldg.,
3-25-11, Nishiki, Naka-ku,
Nagoya 460-0003, Japan
TEL: +81-52-954-8481

Hiroshima Regional Office
Urbanview Grand Tower 10F,
4-1, Kamihachobori, Naka-ku,
Hiroshima 730-0012, Japan
TEL: +81-82-511-6700

CSK Group Companies

ISAO CORPORATION
SOWA Gotanda Bldg. 3F,
2-7-18, Higashi-gotanda, Shinagawa-ku,
Tokyo 141-0022, Japan
TEL: +81-3-5449-8450
http://www.isao.co.jp/
http://www.isao.net/

IWATE CSK CORPORATION
Asahi Seimei Morioka Chuo-dori Bldg. 8F,
1-7-25, Chuo-dori, Morioka,
Iwate 020-0021, Japan
TEL: +81-19-604-9670
http://www.iwate-csk.co.jp/

ANT, Inc.
Nishi Shinjuku Mitsui Bldg. 20F,
6-24-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
TEL: +81-3-3343-2500
http://www.ant.co.jp/
(Since August, 2005)

M&C Business Systems Corporation
Twin 21 MID Tower 29F,
2-1-61, Shiromi, Chuo-ku,
Osaka 540-6129, Japan
TEL: +81-6-4791-7631
http://www.panasonic.co.jp/mcbs/

OITA CSK CORPORATION
2-50, Takasago-cho, Oita-shi,
Oita 870-0029, Japan
TEL: +81-97-548-6000
http://www.oita-csk.co.jp/
(Since 20th September, 2005)

KIBO GROUP, INC.
14, Wall Street, 20F,
New York, NY 10005, USA
TEL: +1-212-504-0200
http://www.kibo-group.com/

QUO CARD Co., Ltd.
Nihombashi Honcho Tokyu Bldg.,
2-4-1, Nihombashi Honcho, Chuo-ku,
Tokyo 103-0023, Japan
TEL: +81-3-3243-2211
http://www.quocard.com/
http://www.at-quo.com/

Cosmo Securities Co.,Ltd.
1-6-10, Kitahama, Chuo-ku,
Osaka 541-8521, Japan
TEL: +81-6-6203-2331
http://www.cosmo-sec.co.jp/
(Since July 19, 2005)

ServiceWare Corporation
CSK Aoyama Bldg.,
2-26-1, Minami-Aoyama, Minato-ku,
Tokyo 107-0062, Japan
TEL: +81-3-6438-4860
http://www.serviceware.co.jp/

CSI SOLUTIONS Corporation
Sumitomo Fudosan Shinjuku Oak Tower 19F,
6-8-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 163-6019, Japan
TEL: +81-3-5326-3640
http://www.csi.co.jp/

CSK Communications Corporation
1-3-4, Tsubogawa, Naha,
Okinawa 900-0025, Japan
TEL: +81-98-840-4000
http://www.cco.co.jp/

CSK SYSTEMS (SHANGHAI) CO., LTD.
RM.1001, HaiTong Securities Tower No.689,
Guang Dong Road, Shanghai, China
TEL: +86-21-6341-0505
http://www.cskchina.com/

CSK SYSTEMS (DALIAN) CO., LTD.
No. 35 Software Park Road,
Dalian High Industrial Zone, Dalian, China
TEL: +86-411-476-8801

CSK SYSTEM MANAGEMENT CORPORATION
CSK Aoyama Bldg.,
2-26-1, Minami-Aoyama, Minato-ku,
Tokyo 107-0062, Japan
TEL: +81-3-6438-3131

CSK Security Services Co., Ltd.
Nihombashi Honcho Tokyu Bldg.,
2-4-1, Nihombashi Honcho, Chuo-ku,
Tokyo 103-0023, Japan
TEL: +81-3-3244-6610
http://www.csk-ss.co.jp/

CSK Network Systems Corporation
CSK Aoyama Bldg.,
2-26-1, Minami-Aoyama, Minato-ku,
Tokyo 107-0062, Japan
TEL: +81-3-6438-4800
http://www.csknet.co.jp/

CSK BUSINESS SERVICE CORPORATION
CSK Aoyama Bldg.,
2-26-1, Minami-Aoyama, Minato-ku,
Tokyo 107-0062, Japan
TEL: +81-3-6438-3001

CSK FINANCE CO., LTD.
Riviera Minami Aoyama Bldg. 5F,
3-3-3, Minami-Aoyama, Minato-ku,
Tokyo 107-0062, Japan
TEL: +81-3-5771-6414

CSK FIELD SERVICES CO., LTD.
Ougaku Bldg. 4F,
2-19, Kanda Sakuma-cho, Chiyoda-ku,
Tokyo 101-0025, Japan
TEL: +81-3-3865-2503

CSK VENTURE CAPITAL CO., LTD.
Riviera Minami Aoyama Bldg. 5F,
3-3-3, Minami-Aoyama, Minato-ku,
Tokyo 107-0062, Japan
TEL: +81-3-5771-6411
http://www.cskvc.co.jp/

CSK MARKETING CORPORATION
CSK Aoyama Bldg.,
2-26-1, Minami-Aoyama, Minato-ku,
Tokyo 107-0062, Japan
TEL: +81-3-6438-4060
http://www.csk-mk.co.jp/

JIEC Co., Ltd.
Nishi Shinjuku Mitsui Bldg. 20F,
6-24-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
TEL: +81-3-5326-3331
http://www.jiec.co.jp/

SHIMANE CSK CORPORATION
Matsue Ekimae Esto Bldg. 7F,
553-6, Otesenba-cho, Matsue,
Shimane 690-0007, Japan
TEL: +81-852-60-6930
http://www.shimane-csk.co.jp/

SUPER SOFTWARE COMPANY LTD.
Nishi Shinjuku Mitsui Bldg. 18F,
6-24-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
TEL: +81-3-5322-8411
http://www.supersoft.co.jp/

Tokyo Green Systems Corporation
c/o CSK Computer and Information
Education Center,
2-5-1, Suwa, Tama-shi,
Tokyo 206-0024, Japan
TEL: +81-42-372-7007
http://www.tgs.co.jp/

Japan Future Information Technology & Systems Co., Ltd.
Nihombashi Honcho Tokyu Bldg.,
2-4-1, Nihombashi Honcho,Chuo-ku,
Tokyo 103-0023,Japan
TEL: +81-3-3244-5800
http://www.jfits.co.jp/

BUSINESS EXTENSION CORPORATION
Nihombashi Honcho Tokyu Bldg.,
2-4-1, Nihombashi Honcho, Chuo-ku,
Tokyo 103-0023, Japan
TEL: +81-3-3242-6800
http://www.bec-csk.co.jp/

Fukui CSK Corporation
Fukui Shinbun Sakura dori Bldg. 5F,
1-1-14, Haruyama, Fukui-shi,
Fukui 910-0019, Japan
TEL: +81-776-22-1236
http://www.fukuicsk.co.jp/

FUKUOKA CSK CORPORATION
Hinode Fukuoka Bldg. 10F,
1-12-1, Tenjin, Chuo-ku,
Fukuoka 810-0001, Japan
TEL: +81-92-724-3311
http://www.fukuoka-csk.co.jp/

PLAZA ASSET MANAGEMENT Co., Ltd.
Riviera Minami Aoyama A Bldg. 4F,
3-3-3, Minami -Aoyama, Minato-ku,
Tokyo 107-0062, Japan
TEL: +81-3-5770-2300
http://www.plaza-am.co.jp/

VeriServe Corporation
Nishi Shinjuku Mitsui Bldg. 14F,
6-24-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
TEL: +81-3-5909-5700
http://www.veriserve.co.jp/
(Since September 5, 2005)

HOKKAIDO CSK CORPORATION
Urbannet Sapporo Bldg. 4F,
1-2, North 1, West 6, Chuo-ku,
Sapporo 060-0001, Japan
TEL: +81-11-206-3700
http://www.hokkaidocsk.co.jp/

Light Works Corporation
Kojimachi KS Square Bldg. 7F,
5-3-3, Kojimachi, Chiyoda-ku,
Tokyo 102-0083, Japan
TEL: +81-3-5275-7031
http://www.light-works.co.jp/

Corporate Information (As of 31st March, 2005)



Company Name	CSK CORPORATION
Established	7th October, 1968
Stock Listing	First Section of Tokyo Stock Exchange (Listed on 1st March, 1985)
	Nasdaq SC (Listed on 29th August, 1983)
Paid-In Capital	¥69,490 million
Total Number of Employees	4,402
URL	http://www.csk.co.jp/
Transfer Agent and Registrar	The Sumitomo Trust & Banking Co., Ltd.
	Head Office: 4-5-33, Kitahama, Chuo-ku, Osaka 540-8639, Japan
	Tokyo Stock Transfer Agency Department: 1-4-4, Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan
	Mailing Address: 1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan
	Stockholder Registration Contract Number: +81-42-351-2211
	+81-6-6833-4700
URL:	http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Depositary for ADRs	The Bank of New York
	101 Barclay Street, New York, NY 10286, U.S.A.
	Phone: 1-212-815-8161
	U.S. toll free: 1-888-269-2377

CSK Website Information
http://www.csk.co.jp/ir_e/


CSK
Investor Relations

CSK maintains a comprehensive website to provide shareholders and investors with up-to-date, detailed IR information. Material available at this site includes the following:

•CEO's Message
Greetings from Chairman and Chief Executive Officer, Yoshito Fukuyama.

•Strategy
CSK's business strategies and initiatives.

•IR NEWS
–IR News: Recent and archived IR information
–IR Events: Materials and presentations from recent IR events.
–IR Calendar: A full calendar of IR activities scheduled for the year.

•Financials
Key financial data, including detailed financial reports, annual reports and other publicly announced materials.

•CSK Group IR Information
CSK Group IR information and links to websites of individual Group companies.

•Shareholders' Information
Stock information, Distribution of stocks, Distribution of stockholders, dividends policy.

•Stock Performance
Market information provided by Market Viewer ®.
(Market Viewer ® is a financial information distribution service provided by Group subsidiary CSK Security Services Co., Ltd.)

•IR Data Download
Centralized location to select and download data and IR materials.

CSK

http://www.csk.co.jp/

For more information on CSK, please contact
CSK Public Relations Office IR Section
Phone: +81-3-6438-3051
E-mail: IR_sp@cii.csk.co.jp

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